                (Background photo of South Carolina state flag)


                                     (logo)
                                 CAROLINA FIRST

                               1997 Annual Report

Net Income Per Common Share
($ per share)

(Bar graph appears here with the following plot points.)


   93       94       95       96       97
 $0.63    $0.76*    $0.84    $0.92   $1.18

5-Year Compound Growth Rate: 28%

*Excluding 1994 restructuring charges.


Asset Growth
($ in billions)

(Bar graph appears here with the following plot points.)

   93       94       95       96       97
  $0.9     $1.2     $1.4     $1.6     $2.2


5-Year Compound  Growth Rate: 28%


Contents
Financial Highlights         inside cover
We are South Carolina                   1
Letter to Shareholders                  2
Lines of Business                       6
Five-Year Financial Summary            12
Management's Discussion and Analysis   13
Report of Independent Auditors         23
Report of Management                   23
Consolidated Financial Statements      24
Notes to Consolidated Financial
  Statements                           28
Directory                              46
Shareholder Information                48




                              Financial Highlights
                     ($ in thousands, except per share data)




                                                                               Percent
                                                  1997             1996         Change
 .......................................................................................
Per Common Share
Net income-diluted                            $       1.18    $       0.92       28.3%
 ...........................................
Net income-diluted, before SAIF
   special assessment                                 1.18            0.99       19.2
 ...........................................
Cash dividends declared                               0.29            0.25       16.0
 ...........................................
Book value                                           12.88            9.26       39.1
 ...........................................
Common stock closing market price (Nasdaq)           21.50           16.15       33.1
 ...........................................
For the Year
Total revenue                                  $   155,321      $  138,213       12.4%
 ...........................................
Net income                                          14,340          10,474       36.9
 ...........................................
After-tax SAIF special assessment (in 1996)             --             746        n/m
 ...........................................
Net income, before SAIF special assessment          14,340          11,220       27.8
 ...........................................

At Year End
Total assets                                    $2,156,346      $1,574,204       37.0%
 ...........................................
Loans-net of unearned income                     1,602,415       1,124,775       42.5
 ...........................................
Deposits                                         1,746,542       1,281,050       36.3
 ...........................................
Shareholders' equity                               201,659         104,964       92.1
 ...........................................
Market capitalization                              336,676         182,244       84.7
 ...........................................
Financial Ratios
Return on average assets                              0.84%           0.71%
 ...........................................
Return on average equity                             11.62           10.56
 ...........................................

Asset Quality Ratios
Nonperforming assets as a % of loans and
   other real estate owned                            0.23%           0.52%
 ...........................................
Allowance for loan losses times
    nonperforming loans                               6.62x           3.94x
 ...........................................

Operations Data
Banking offices                                         65              55
 ...........................................
Number of ATMs                                          39              30
 ...........................................
Full-time equivalent employees                         709             609
 ...........................................

                                     (logo)
                             We are South Carolina.


From the coast to the mountains, South Carolina is vibrant with entrepreneurial energy. It's an energy that Carolina First not only understands, but thrives on. We are driven to feed that energy, to nourish the people in our State who create that energy, and to do so with boundless commitment.
   This Annual Report presents the results of that commitment. And you can be certain that as you read these pages, the people of Carolina First are out there, across the State, putting our customers' interests first and delivering on our promise to be the bank that puts South Carolina first.


                                CORPORATE PROFILE


Carolina First Corporation, headquartered in Greenville, South Carolina, is the largest independent bank holding company in South Carolina with $2.2 billion in assets, $337 million in market capitalization and 65 banking offices throughout the State. Since its inception in 1986, the Company has experienced exceptional growth and consistently excellent credit quality. Carolina First is a high-growth franchise based on the "super community bank" strategy serving individuals and small-to medium-sized businesses.Through its subsidiaries, Carolina First provides a full range of banking services designed to meet substantially all of the financial needs of its customers.
     The subsidiaries are Carolina First Bank (CFB), a state-chartered commercial bank; Carolina First Mortgage Company (CFMC), a mortgage banking operation; Blue Ridge Finance Company, a finance company; and CF Investment Company, a small business investment company. CFB is the largest South Carolina-based commercial bank, and CFMC is the second largest mortgage loan servicer in South Carolina.
     Carolina First also has bank technology investments, owning approximately 17% of the common stock of Affinity Technology Group, Inc. (a developer and marketer of automated lending technologies) and approximately 18% of the common stock of NetB@nk, Inc. (one of the first on-line, real-time Internet banks).




       CAROLINA FIRST CORPORATION       1     1997 ANNUAL REPORT

                                     (logo)

                               To Our Shareholders


                        (Photo of Mack I. Whittle, Jr.)
                              Mack I. Whittle, Jr.
                      President and Chief Executive Officer
                Pictured in front of the historic Poinsett Hotel,
            currently being renovated, in Greenville, South Carolina.



We are South Carolina. From the founding of Carolina First in 1986, we were determined to become the premier bank in South Carolina. We wanted a significant presence in every market of choice in the State. To get there, Carolina First had to be built with growth in mind. And so, growth has always been an integral part of our culture --a focus that we believe serves your best interest as a shareholder.
     This focus on growth has delivered exceptional results. Carolina First's assets, loans and deposits have all grown at compound rates in excess of 20% per year over Carolina First's lifetime. Carolina First has the distinction of holding more than $2 billion in assets and having a market capitalization of more than $335 million, even though we are only a little more than 11 years old. We have become South Carolina's premier bank. So it is with pride that we celebrate our growth, and the dynamic State that has made it possible, with this Annual Report's theme: "We are South Carolina."
     Our earnings have grown along with assets, loans and deposits. During each of the last eight years, our operating earnings have increased. This year we attained a record net income of $14.3 million, or $1.18 per diluted common share. Over the latest five-year period, Carolina First's earnings per share have grown at an annualized rate of 28%.
     Carolina First's market capitalization at the end of 1997 was more than $335 million -- a growth of 85% since the end of 1996. This increase had two primary components. First, Carolina First issued additional shares of common stock in connection with the Lowcountry Savings Bank, Inc. and First Southeast Financial Corporation mergers. Second, our market price per share rose 33% during the year. The 1997 year was a banner year for bank stocks, and Carolina First was no exception. We are receiving a great deal of attention from the investment community, and we believe that Carolina First's size (in total assets and market


        CAROLINA FIRST CORPORATION      2        1997 ANNUAL REPORT
capitalization) makes us more visible to potential investors. The liquidity of our stock, as measured by trading volume, was among the highest in our peer group; such increased trading is an advantage to all of our shareholders.
     1997 was a successful year by other measures as well. Credit quality continues to be one of Carolina First's greatest accomplishments. Our ratio of nonperforming assets to loans was 0.23% at December 31, 1997. Our philosophy is that superior knowledge of our State and our customers gives us a tremendous advantage over banks that make credit decisions based solely on "the numbers."

     Finally, the Board of Directors increased the quarterly cash dividend by 14%, to $0.08 per share. With this December 17, 1997 increase, Carolina First continued its record of increasing its cash dividend every year since the inception of cash dividends five years ago. The annual compounded increase has been approximately 18%.

These financial performance figures tell only a part of the story of Carolina First's continuing drive for excellence in South Carolina. We are proud of the many services we have rendered to our shareholders, our customers and the State of South Carolina over the past year.

GROWTH IN SOUTH CAROLINA
"We are South Carolina." With the completion of two successful mergers -- one in the Low Country, the other in the Upstate -- Carolina First exemplified its commitment to growth, service and recognition of market opportunities.
     Lowcountry Savings Bank, with assets of $80 million and 5 branches in the Low Country, fit well with our strategy of expansion in profitable markets like Charleston.
     First Southeast added $350 million in assets and 13 branches as we solidified our presence in the Upstate. With this acquisition, Carolina First is now the market share leader in the very desirable Anderson County market. Anderson, located along the Interstate 85 corridor between Atlanta and Charlotte, is the fourth largest metropolitan statistical area in South Carolina.
     Of course, acquisitions are about service as well as synergy. We are particularly proud of how smoothly the operations of these newly acquired entities were integrated into the Carolina First family. In both cases, operations and data processing conversions took place over a weekend, with the new branches opening under the Carolina First banner the first business day after closing the merger transaction.
     The phenomenal growth in our loans has continued. Our total loan volume increased by more than 42% in 1997. We are particularly encouraged by our internal loan growth -- that is, loan growth adjusted for loan purchases and sales -- which increased 35% during the year. This growth comes from a number of factors: experienced and talented lenders, Carolina First's emphasis on fostering flexible and creative banking relationships, the prosperous South Carolina economy, and the agility and responsiveness that allows us to win and keep customers.
     Deposits have grown along with loans; in recent years, Carolina First's deposits have grown far faster than the South Carolina average. We believe this performance flows from our strategy of maintaining branches in the areas of greatest opportunity. As part of that focus, in the spring of 1997 we divested ourselves of five branches that did not fit into our strategy, in markets that could be better served by another South Carolina-based financial institution. And that strategy is serving us well. Average deposits per branch continue to rise, increasing 15% in 1997 to close the year at $28.5 million. We are striving to continue this trend of improving the efficiency of our branch network. In February 1998, we entered into an agreement to sell an additional three branches. Our growth will be disciplined, concentrating on markets with the greatest potential.
     Carolina First now has more than 6% of the total banking market in South Carolina and ranks sixth in total deposit market share. In many ways, and across the


        CAROLINA FIRST CORPORATION      3        1997 ANNUAL REPORT

State, we continue to grow and prosper in tandem with South Carolina.

BANKING ON TECHNOLOGY
One of the biggest obstacles in the banking industry is the inability of some bankers to embrace change. Like our many dynamic customers in South Carolina, we are not content to let change happen around us. We are committed to adding value for our shareholders, and to changing the face of banking, by innovative investments in technology that are designed to avoid large financial risks.
     Carolina First assisted in the development of Atlanta Internet Bank -- one of the first on-line, real-time Internet banks in the world -- which opened in the fall of 1996 as a service of Carolina First Bank. Following an initial public offering in July 1997, Carolina First now owns approximately 18% of the common stock of Net.B@nk, Inc., the parent company of Atlanta Internet Bank. This investment appears on Carolina First's year-end balance sheet at its book value of $1 million. However, its market value at the same date was roughly $14 million.
     Carolina First also continues to hold common stock of Affinity Technology Group, Inc. Affinity develops and markets automated lending technologies. In December 1997, Carolina First exercised a portion of the warrant it holds for Affinity stock, acquiring 2,400,000 shares, which were recorded in investments at its year-end market value of about $6 million. Carolina First continues to hold an unexercised portion of the warrant, which does not appear on the balance sheet, and which has a year-end value of about $9 million.
     Our commitment to banking technology received another boost in September with the licensing by the Small Business Administration of our subsidiary, CF Investment Company, as a Small Business Investment Company. CF Investment Company's goal is to invest in small businesses that are in the bank technology business. These are businesses that we understand and that we expect will develop products that we can use to help serve our customers. We also believe that these investments will create long-term value for Carolina First and its shareholders.
     We believe in using technology to know and serve our customers better. We at Carolina First know that innovation is a key to prosperity.

FOCUS ON THE CUSTOMER
We will not forget who made us the largest independent bank in South Carolina -- our customers. "Putting customers first" is what sets Carolina First apart. Our purpose is to bring our customers creative, flexible, reliable and timely solutions for their business and personal needs.
     We are proud of the variety of products we offer


Five-Year Return to Shareholders
(Assumes initial investment of $1,000 with reinvestment of dividends.)

(Graph appears here with the following plot points.)



     92          93          94          95          96           97
  $1,000       $1,071     $1,227      $1,627       $1,822      $2,436



Compound Annual Growth Rate: 1-Year: 35%; 3-Year: 28%; 5-Year: 20%




        CAROLINA FIRST CORPORATION      4        1997 ANNUAL REPORT
and are convinced that many of our customers would do even more business with us if they were fully aware of all Carolina First can do for them. Our goal is to reach these customers in 1998. We will use the marketing information at our fingertips to expand our relationships with existing customers.
     Our customers demand convenience, and the challenge for us is to satisfy that demand at a reasonable cost. We seek to do this by delivering services through a variety of means: telephone banking, grocery store banking, workplace banking and personal computer-based banking.
     Our commitment is to use these technological enhancements to provide customers with increased convenience and a wider range of alternatives, but never as a substitute for the high level of personal service that is our trademark.

SERVING SOUTH CAROLINA'S COMMUNITIES
Our commitment to South Carolina's communities is fundamentally different from that of the out-of-state banks doing business in South Carolina. A central part of our strategy is the reinvestment of local funds into South Carolina communities, promoting local economic growth. This fall, Carolina First Bank received its third consecutive "outstanding" rating (the highest level attainable) under federal community reinvestment regulations. Carolina First was also recognized in 1998 as the top producer in South Carolina for the "Main Street Investment Program," a program designed to promote the growth of existing small businesses and assist in the start-up of new businesses.
     We are proud of the things we have done to enhance the business environment and quality of life in the communities we serve. During 1997, two new major downtown office building developments -- one in Columbia and one in Greenville -- were announced. Carolina First is a lead participant in both developments; we think it is important to be at the forefront of opportunities to boost the downtown vitality in two major South Carolina cities. Carolina First continues to be a significant supporter of cultural arts in our local communities. In 1997, Carolina First was recognized with a national award for its Habitat for Humanity project in Georgetown, which added affordable housing and sparked economic development. And we are extending our focus to future generations of South Carolinians through sponsorship of programs like the "Carolina First Palmetto's Finest," which recognizes excellence in South Carolina's public schools.

We are South Carolina. Our State is thriving because of its commitment to sensible and diversified growth. Carolina First will continue to thrive because it has the same commitment. We have recently completed a private offering which raised approximately $40 million in new capital. These funds will allow Carolina First to continue to take advantage of attractive acquisition possibilities without sacrificing internal growth strategies. Growth is a part of the way we do business, and one of our key principles is to ensure that we have the capital and the infrastructure in place to support additional growth.
     These are exciting times in South Carolina. We have grown to $2 billion in assets in just 11 years. That is a fast pace, but we like being at the head of the pack. We are privileged to serve shareholders who share that preference, and we thank you for your continued support. We look forward to the challenge of leading South Carolina banking in 1998 and beyond.




/s/ Mack I. Whittle, Jr.
Mack I. Whittle, Jr.
President and Chief Executive Officer


        CAROLINA FIRST CORPORATION      5        1997 ANNUAL REPORT

                                (Full page photo)

                      "To serve an entrepreneur like Sam,
            you've got to be a bit of one yourself," says Jim Terry,
                       President of Carolina First Bank.
                       "When we see a need, we respond."


                                   ----------
 Sam Turrentine, along with older brother, Bill, steers a business on the move.
      At Smith Dray Line, Greenville, SC standing still is not an option.

                                     (logo)

                      South Carolina's Business Bank


From the hauling of freight by horse and wagon almost a century ago, to the electronic warehousing of digital information today, the roots of innovation run deep at family-owned Smith Dray Line.
     In the past five years, Smith Dray Line has grown its business over 300%, expanding to seven offices supporting one-half million square feet of warehouses in the Carolinas and a fleet of over 70 vans. The firm operates five hard-copy record centers while its new electronic data storage company, ITS, serves a client base ranging from Fortune 500 companies to small, local businesses.
     "We needed a bank that could keep up with us," says Sam Turrentine who drives the business along with his older brother, Bill. In search of a more personal and responsive banking relationship, Mr. Turrentine called Jim Terry, President of Carolina First Bank.
     When stress fractures develop between mega-regional banks and their clients, Carolina First is uniquely positioned to deliver the necessary products and services, but with a markedly different attitude. "Business clients find themselves face-to-face with seasoned decision makers," explains Mr. Terry. "When you've got 20 years of experience you can simply respond faster and smarter. The machinations are invisible to the customer. All he or she knows is this is working."
     The opportunity inherent in the digital storage area of Mr. Turrentine's business caught the attention of CF Investment Company, a small business investment company. CF Investment makes equity investments in bank technologies that could give Carolina First an edge in the industry and deepen customer relationships. ITS is itself now a valued business partner.
     In addition, Carolina First is an investor in Affinity Technology Group, Inc., which develops and markets consumer lending technologies, and in Net.B@nk, Inc., one of the first on-line, real-time Internet banks.
     Mr. Terry says that to serve an entrepreneur like Mr. Turrentine you've got to be a bit of one, too. He points to the establishment of an international banking department as another case in point. Now two years old, it serves as a door opener to global opportunities for local small to mid-size businesses. Noting that few banks the size of Carolina First provide direct international services, Mr. Terry says, "We saw a need, and we responded."
     But it's not enough to do just the big things right, cautions Mr. Terry. For instance, Carolina First mails statements on the first day following a calendar month-end, giving business clients accurate and important information for monthly planning.
     From corporate cash management, investments, lending, investment and trust services to international expertise, Carolina First is South Carolina's business bank.


                             Our goal is to forge a
                           business relationship that
                            helps both parties grow.
                            Our experience helps us
                          develop creative, flexible,
                           reliable and timely solu-
                            tions for our customers'
                                business needs.

                                    (Photo)



        CAROLINA FIRST CORPORATION      7        1997 ANNUAL REPORT

                               (Full page photo)

                   "Our relationship with Carolina First just
                  couldn't be any better," says Howard Lavin.
                  "Many of our customers are repeat customers,
                   like Gwen, mainly because we show her how
                        much we appreciate her business.
                    Carolina First has always shown us that
                              same appreciation."

                                   ----------
 Since 1995, Howard Lavin has exclusively recommended Carolina First automobile loans to clients like Gwendolyn Parrish. Mr. Lavin, whose family owns and operates Lavin Cars in Myrtle Beach, SC, credits a streamlined credit approval process for his enthusiasm.

                                     (logo)

                         South Carolina's Consumer Bank


Howard Lavin was not surprised to learn that Carolina First consumer loan volume rose 12.5% over 1996. In fact, he's part of the reason. When Gwendolyn Parrish fell for a mini van on his lot, she didn't really care where her loan originated. But Mr. Lavin did. He's one of a network of over one hundred dealers responsible for generating high quality automobile loans through Carolina
First. Since 1995, his company has recommended Carolina First products exclusively to its mid-to-upper income clients.
     "Howard didn't just sell me a car, he sold me on Carolina First, too," says Mrs. Parrish whose husband, Tommy, just happens to carry a Carolina First credit card.
     Charged with selling the rest of South Carolina's banking public on our full range of consumer banking products and services is Roger Bower, Director of Retail Banking for Carolina First. "Our aim is to be the total banking solution for the people of this State," he says. "We want the checking account, the car loan, the credit card, the mortgage, the equity line, the whole banking relationship." And the bank is doing it, Mr. Bower explains, one customer and one service at a time.
     In addition to 65 banking offices (including seven full-service in-store locations) situated in high-growth markets, and with a full complement of drive-through facilities and ATMs, Carolina First is also taking advantage of a rapidly expanding array of technology-driven delivery systems.
     "We have to be where and when our customer wants us," explains Mr. Bower, alluding to home banking by phone, work place banking, on-line banking, and automated loan machines. But, he sounds a cautionary note. "We feel it is unwise to penalize people who want to bank the traditional way," he warns, referring to the recent habit some competitors have developed for levying service charges on customers who prefer a face-to-face meeting to automation.
     Mr. Bower calls the punitive practice shortsighted and points out, "A machine is just not as effective at expanding a banking relationship as any one of our people." Carolina First chooses instead to let customers gravitate naturally to the delivery system of their choice. The strategy appears to be working. Deposits have risen 15% at Carolina First, easily outpacing the 4% average for other financial institutions operating in the State.
     "Our relationship with Carolina First just couldn't be any better," says Mr. Lavin who also does his business and personal banking with Carolina First. "Many of our customers are repeat customers, like Gwen, mainly because we show her how much we appreciate her business," he continues. "Carolina First has always shown us that same appreciation."
     We will continue to grow as South Carolina's consumer bank -- one customer at a time.


                            Carolina First is taking
                             advantage of efficient
                             new delivery systems,
                           but not at the expense of
                             customer preferences.
                             "We feel it is unwise
                             to penalize people who
                                want to bank the
                               traditional way."

                                    (Photo)




        CAROLINA FIRST CORPORATION      9        1997 ANNUAL REPORT

                               (Full page photo)


                     "You must seek out what your customer
                  wants and provide it," says Mrs. Wang whose
                restaurant, Miyo's, was named Best of Columbia.
                        "Carolina First does this also."

                                   ----------
  Michelle and Yong Wang of Columbia, SC financed their home and a condominium through Carolina First. "I do not like to borrow money, but I trust the people at Carolina First," she says.

                                     (logo)

                         South Carolina's Mortgage Bank


In Columbia, East increasingly meets West at Miyo's, a wildly popular restaurant recently voted Best of Columbia by devotees of the fine art of Chinese cuisine as presented by Michelle Wang. Her success, she explains, is in giving customers what they want. She calls it designer dining. Customers can order from the menu or design their own dish, selecting from over 30 sparkling fresh vegetables and a choice of impeccably fresh seafood, beef, or chicken.
     The concept proved so successful that Mrs. Wang and her husband, Yong, made the move to buy their first home. Mr. Yong, a concert violinist finishing his degree at USC, already had a checking account with Carolina First. That, coupled with positive feedback about the bank from friends and family, led to a meeting with mortgage lending officer, Toby Goodlett.
     Given the vagaries of the restaurant business, the Wangs had no idea what they might be able to afford. Mr. Goodlett was able to help. "His judgment was very wise," said Mrs. Wang. "He listened to me and offered the best advice without question. I don't like to borrow money, but I trust Carolina First."
     It didn't hurt the Wang's cause that Mr. Goodlett and his wife are frequent diners at Miyo's. "They both love the chicken with vegetables and General Tsao sauce," confides Mrs. Wang.
     So pleased were the Wangs with the initial mortgage package, that when they purchased a condominium to provide housing for employees of Miyo's, they relied again on Mr. Goodlett and Carolina First.
     "We don't have to force a customer to fit a cookie-cutter loan package," explains Joe Reynolds, President of Carolina First Mortgage Company. "Our people have the depth of experience to be flexible when it makes sense to be, and we have the technology to be super responsive." Mr. Reynolds feels flexibility is a key reason the bank enjoys ever-deepening relationships with all its clients. In fact, over 30% of retail loans originate as inside referrals, a testimony to the importance of the total relationship concept.
     With interest rates at near record lows and residential starts in the State up 14% over a very strong 1996, and with retail bases in six high-growth locations (Anderson, Greenville, Columbia, Charleston, Litchfield and Myrtle Beach), growth in mortgage loan originations is dramatic. Still, management is also fully engaged in developing other profitable areas of mortgage banking. For instance, CFMC operates the second-largest mortgage servicing portfolio in the State with $1.7 billion under contract.
     But perhaps the most promising aspect of mortgage banking is its ability to tell us more about customers like Mr. and Mrs. Wang. More detailed and reliable information leads to more creative and profitable marketing solutions. And that's one more reason we are South Carolina's mortgage bank.


                             Technology designed to
                             speed credit approval
                            coupled with experienced
                            loan officers and staff
                              gives Carolina First
                              Mortgage Company an
                            enviable origination-to-
                             close time of under 35
                             days and helps deliver
                           delinquency rates consis-
                            tently below average for
                                 the Southeast.

                                    (Photo)



        CAROLINA FIRST CORPORATION      11        1997 ANNUAL REPORT

                                     (logo)

                          Five-Year Financial Summary

                      ($ IN THOUSANDS, EXCEPT SHARE DATA)

                                                                              YEARS ENDED DECEMBER 31,
                                                             1997          1996          1995          1994         1993
 ..........................................................................................................................

INCOME STATEMENT DATA
Net interest income                                       $   66,706    $   57,070    $   50,772    $   43,260    $ 29,358
 .......................................................
Provision for loan losses                                     11,646        10,263         6,846         1,197       1,106
 .......................................................
Noninterest income                                            19,615        21,341        17,326         8,226       6,765
 .......................................................
Noninterest expenses (1)                                      52,243        51,675        46,882        51,839      27,294
 .......................................................
Net income (loss) (1)                                         14,340        10,474         9,414        (1,740)      5,418
 .......................................................

PER COMMON SHARE DATA (2)
Net income (loss) - basic (1)                             $     1.19    $     0.97    $     0.89    $    (0.59)   $   0.63
 .......................................................
Net income (loss) - diluted (1)                                 1.18          0.92          0.84         (0.59)       0.63
 .......................................................
Book value (December 31)                                       12.88          9.26          7.61          6.61        7.70
 .......................................................
Common stock closing market price
  (December 31)                                                21.50         16.15         14.58         11.11        9.83
 .......................................................
Cash dividends declared                                         0.29          0.25          0.21          0.17        0.04
 .......................................................

BALANCE SHEET DATA (YEAR END)
Total assets                                              $2,156,346    $1,574,204    $1,414,922    $1,204,350    $904,474
 .......................................................
Loans - net of unearned income                             1,602,415     1,124,775     1,062,660       923,068     623,646
 .......................................................
Allowance for loan losses                                     16,211        11,290         8,661         6,002       6,679
 .......................................................
Nonperforming assets                                           3,767         5,880         4,868         4,722       5,366
 .......................................................
Total earning assets                                       1,935,651     1,396,171     1,249,689     1,059,455     814,579
 .......................................................
Deposits                                                   1,746,542     1,281,050     1,095,491     1,001,748     804,549
 .......................................................
Long-term debt                                                39,119        26,442        26,347         1,162       1,274
 .......................................................
Shareholders' equity                                         201,659       104,964        94,967        86,482      70,415
 .......................................................
Market capitalization                                        336,676       182,244       160,227       121,168      87,949
 .......................................................

BALANCE SHEET DATA (AVERAGES)
Total assets                                              $1,701,958    $1,480,694    $1,269,757    $1,056,954    $782,551
 .......................................................
Loans - net of unearned income                             1,286,503     1,085,680       965,632       781,503     548,619
 .......................................................
Total earning assets                                       1,546,238     1,320,658     1,130,245       941,155     711,138
 .......................................................
Deposits                                                   1,368,220     1,180,751     1,023,029       925,615     635,582
 .......................................................
Shareholders' equity                                         123,358        99,186        90,242        87,377      65,518
 .......................................................

FINANCIAL RATIOS
Return on average assets                                        0.84%         0.71%         0.74%        (0.16)%      0.69%
 .......................................................
Return on average equity                                       11.62         10.56         10.43         (1.99)       8.27
 .......................................................
Net interest margin                                             4.36          4.35          4.54          4.65        4.16
 .......................................................

ASSET QUALITY RATIOS
Nonperforming assets as a % of loans and other real
  estate owned                                                  0.23%         0.52%         0.46%         0.51%       0.86%
 .......................................................
Allowance for loan losses times nonperforming
  loans                                                         6.62X         3.94x         3.67x         2.20x       2.69x
 .......................................................

OPERATIONS DATA
Banking offices                                                   65            55            55            51          42
 .......................................................
Full-time equivalent employees                                   709           609           589           551         477
 .......................................................

                                                          FIVE-YEAR
                                                          COMPOUND
                                                         GROWTH RATE
 .......................................................................
INCOME STATEMENT DATA
Net interest income                                          26.3%
 .......................................................
Provision for loan losses                                    38.1
 .......................................................
Noninterest income                                           36.7
 .......................................................
Noninterest expenses (1)                                     22.6
 .......................................................
Net income (loss) (1)                                        42.2
 .......................................................
PER COMMON SHARE DATA (2)
Net income (loss) - basic (1)                                28.5%
 .......................................................
Net income (loss) - diluted (1)                              28.3
 .......................................................
Book value (December 31)                                     12.1
 .......................................................
Common stock closing market price
  (December 31)                                              18.6
 .......................................................
Cash dividends declared                                        --
 .......................................................
BALANCE SHEET DATA (YEAR END)
Total assets                                                 28.5%
 .......................................................
Loans - net of unearned income                               28.6
 .......................................................
Allowance for loan losses                                    25.2
 .......................................................
Nonperforming assets                                         (7.7)
 .......................................................
Total earning assets                                         28.3
 .......................................................
Deposits                                                     25.7
 .......................................................
Long-term debt                                               81.2
 .......................................................
Shareholders' equity                                         31.5
 .......................................................
Market capitalization                                        38.5
 .......................................................
BALANCE SHEET DATA (AVERAGES)
Total assets                                                 24.8%
 .......................................................
Loans - net of unearned income                               24.4
 .......................................................
Total earning assets                                         24.3
 .......................................................
Deposits                                                     23.5
 .......................................................
Shareholders' equity                                         21.2
 .......................................................
FINANCIAL RATIOS
Return on average assets
 .......................................................
Return on average equity
 .......................................................
Net interest margin
 .......................................................
ASSET QUALITY RATIOS
Nonperforming assets as a % of loans and other real
  estate owned
 .......................................................
Allowance for loan losses times nonperforming
  loans
 .......................................................
OPERATIONS DATA
Banking offices
 .......................................................
Full-time equivalent employees
 .......................................................

(1) Includes 1996 SAIF special assessment of $1,184 (pre-tax) and 1994 restructuring charges of $12,214 (pre-tax).
(2) Share data have been restated to reflect the stock dividends and stock split.




        CAROLINA FIRST CORPORATION      12        1997 ANNUAL REPORT

                                     (logo)

           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations


 The following discussion and analysis are presented to assist in understanding the financial condition and results of operations of Carolina First Corporation and its subsidiaries (the "Company," except where the context requires definition otherwise). This discussion should be read in conjunction with the consolidated financial statements and accompanying notes presented elsewhere in this report. Management's discussion and analysis contain forward-looking statements that are provided to assist in the understanding of anticipated future financial performance. However, such performance involves risks and uncertainties which may cause actual results to differ materially from those in such statements. For a discussion of certain factors that may cause such forward- looking statements to differ materially from the Company's actual results, see the Company's Annual Report on Form 10-K for the year ended December 31, 1997.


OVERVIEW
The Company, which commenced banking operations in December 1986, currently conducts business through 65 locations in South Carolina. The Company operates through four subsidiaries: Carolina First Bank, a state-chartered commercial bank; Carolina First Mortgage Company ("CF Mortgage"), a mortgage banking operation; Blue Ridge Finance Company, Inc. ("Blue Ridge"), a consumer finance company; and CF Investment Company ("CF Investment"), a small business investment company. Through its subsidiaries, the Company provides a full range of banking services designed to meet substantially all of the financial needs of its customers. At December 31, 1997, the Company had approximately $2.2 billion in assets, $1.6 billion in loans, $1.7 billion in deposits, $201.7 million in shareholders' equity and $336.7 million in market capitalization.
     On April 6, 1997, the Company completed the sale of five branches located in Barnwell, Blackville, Salley, Springfield and Williston to The Bank of Barnwell County, a wholly-owned subsidiary of Community Capital Corporation ("Community Capital"), headquartered in Greenwood, South Carolina. In connection with this transaction, Carolina First Bank recorded a gain of $2.3 million, sold loans of approximately $15 million and transferred deposits of approximately $55 million.
     On July 18, 1997, the Company acquired Lowcountry Savings Bank, Inc., a South Carolina-chartered savings bank headquartered in Mt. Pleasant, South Carolina ("Lowcountry"), through the merger of Lowcountry into Carolina First Bank. The Lowcountry transaction was accounted for as a purchase and resulted in the payment of approximately $13 million for the outstanding shares of Lowcountry common stock. Of this amount, approximately $4.8 million was paid in cash, and approximately $8.2 million was paid in the form of 508,415 shares of the Company's $1.00 par value common stock ("Common Stock"). At June 30, 1997, Lowcountry operated through five locations in the Charleston area and had approximately $80 million in assets, $73 million in loans and $64 million in deposits. Three branches were subsequently consolidated to achieve operating efficiencies.
     On November 21, 1997, the Company acquired First Southeast Financial Corporation ("First Southeast"), the holding company for First Federal Savings and Loan Association of Anderson ("First Federal"), a thrift based in Anderson, South Carolina. At September 30, 1997, First Southeast had approximately $350 million in assets, $275 million in loans and $285 million in deposits. First Federal had 13 offices located in Anderson, Greenville, Greenwood and Abbeville counties in South Carolina which were converted into Carolina First Bank offices upon consummation of the merger. Two of Carolina First Bank's branches were subsequently consolidated with two of First Federal's branches to achieve operating efficiencies. In connection with such acquisition, 3,497,400 shares of the Company's Common Stock valued (as of the closing date of the acquisition) at approximately $70 million were exchanged for all outstanding shares of First Southeast common stock. The transaction was accounted for using the purchase method of accounting.
     On February 13, 1998, the Company completed the sale of 2.0 million shares of its Common Stock to certain overseas investors. The shares were offered and sold only to non-U.S. persons under an exemption from registration provided by Regulation S under the Securities Act of 1933. In connection with this offering, the Company received net proceeds of approximately $39 million which will be used to support internal growth, acquisitions, the expansion of its finance subsidiary and for general corporate purposes.
     In the first quarter of 1998, the Company signed a definitive agreement to acquire Resource Processing Group, Inc. ("RPG"),



        CAROLINA FIRST CORPORATION      13        1997 ANNUAL REPORT
a credit card services company with total assets of approximately $18.5 million and total equity of approximately $10.8 million. In connection with the merger, the Company will issue to RPG's shareholders shares of Common Stock valued at the time of closing at approximately $11.3 million. Substantially all of RPG's activities are related to the origination and servicing of credit cards on behalf of third parties, one of which is the Company. RPG does not have any receivables associated with credit cards or other loans. At this time, no assurance can be given as to whether this transaction will be consummated or, if consummated, the precise terms thereof. The Company expects that the closing of this transaction, if such occurs, will occur in the second quarter of 1998.
     In February 1998, the Company announced the divestiture of three branches located in Belton, Calhoun Falls and Honea Path, South Carolina with approximately $45 million in deposits. The branches are being sold to Community Capital. This transaction is scheduled to be completed in the second quarter of 1998 and is subject to regulatory approval, among other conditions.

EQUITY INVESTMENTS
Investment in Net.B@nk, Inc.
On July 31, 1997, Net.B@nk, Inc. ("Net.B@nk") completed its initial public offering in which it sold 3,450,000 shares of its common stock. Net.B@nk owns and operates the Atlanta Internet Bank, FSB ("Atlanta Internet Bank"), a FDIC-insured federal savings bank that provides banking services to consumers utilizing the Internet for their commercial and financial services. Carolina First Bank assisted with the development of Atlanta Internet Bank, including offering of Atlanta Internet Bank as a service of Carolina First Bank prior to the completion of Net.B@nk's initial public offering. Upon consummation of the offering, the Internet banking deposits of Carolina First Bank were transferred to the Atlanta Internet Bank. In connection with such agreement, the Company was issued 1,325,000 shares of Net.B@nk's common stock, 150,000 of which were sold in the initial public offering as a selling shareholder for a net gain of approximately $1.25 million.
     The Company currently owns 1,175,000 shares of Net.B@nk common stock, or approximately 18% of the outstanding shares. These shares are carried on the Company's books (as securities available for sale) at a basis of approximately $979,000. In connection with these transactions, the Company also received approximately $2.1 million as reimbursement for funds invested in the start-up of Net.B@nk. Under the terms of the Office of Thrift Supervision's approval of Atlanta Internet Bank, certain affiliates of Net.B@nk, including the Company, may not sell their shares in Net.B@nk until July 31, 2000.

Investment in Affinity Technology Group, Inc.
At December 31, 1997, the Company owned 2,528,366 shares of common stock of Affinity Technology Group, Inc. ("Affinity") and a warrant to purchase an additional 3,471,340 shares for approximately $0.0001 per share ("Affinity Warrant"). These Affinity shares and the shares represented by the Affinity Warrant constitute approximately 17% of Affinity's outstanding common stock. The investment in Affinity's common stock, included in securities available for sale, was recorded at its market value of approximately $6 million. The Affinity Warrant was not reported on the Company's balance sheet as of December 31, 1997.
     On December 29, 1997, the Company exercised a portion of the Affinity Warrant and was issued 2,400,000 shares of common stock of Affinity for an exercise price of $226.
     As a result of this exercise of the Affinity Warrant, total shareholders' equity of the Company increased by approximately $3.8 million from recording the unrealized gain (net of taxes) related to reporting the Affinity common stock (classified as



Income Statement Review   Summary of Changes





($ in thousands)                                                                   For the Years Ended December 31,
                                                                         Change 1997 vs. 1996           Change 1996 vs. 1995
                                                                1997         $          %       1996         $        %       1995
 ...................................................................................................................................
Net interest income                                            $66,706     $9,636     16.9%    $57,070     $6,298   12.4%   $50,772
 ..............................................................
Provision for loan losses                                       11,646      1,383     13.5      10,263      3,417   49.9      6,846
------------------------------------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses             55,060      8,253     17.6      46,807      2,881    6.6     43,926
 ..............................................................
Noninterest income, excluding certain gains
   and loan securitization income                               14,687      1,584     12.1      13,103      2,264   20.9     10,839
 ..............................................................
Gains from sales of certain items                                5,473        100      1.9       5,373      1,661   44.7      3,712
 ..............................................................
Loan securitization income                                        (545)    (3,410)  (119.0)      2,865         90    3.2      2,775
 ..............................................................
Noninterest expenses, excluding nonrecurring items              52,243      2,339      4.7      49,904      3,515    7.6     46,389
 ..............................................................
Nonrecurring noninterest expenses                                   --     (1,771)  (100.0)      1,771      1,278  259.2        493
-----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                      22,432      5,959     36.2      16,473      2,103   14.6     14,370
 ..............................................................
Income taxes                                                     8,092      2,093     34.9       5,999      1,043   21.0      4,956
-----------------------------------------------------------------------------------------------------------------------------------
    Net income                                                 $14,340     $3,866     36.9%    $10,474     $1,060   11.3%  $  9,414
===================================================================================================================================


        CAROLINA FIRST CORPORATION      14        1997 ANNUAL REPORT
securities available for sale) at its market value.
     The Company's shares in Affinity and the shares issuable upon the exercise of the Affinity Warrant are "restricted" securities, as that term is defined in federal securities laws.

Investments in Community Banks
The Company has also made equity investments in five community banks in South Carolina and North Carolina. In each case, the Company owns less than 5% of the community bank's outstanding common stock. The Company has made these investments to develop correspondent banking relationships and to promote community banking in the Carolinas.

CF Investment Company
In September 1997, the Company's subsidiary, CF Investment, became licensed through the Small Business Administration to operate as a Small Business Investment Company. CF Investment will principally focus on companies that offer bank-related products, technology or services. In 1997, the Company capitalized CF Investment with a contribution of $3.0 million. CF Investment made its first investment in December 1997 investing in ITS, Inc. ("ITS"), which specializes in electronic document management. CF Investment has agreed to lend up to $1.2 million to ITS and has received a 49% equity ownership position.

EARNINGS REVIEW
Net income in 1997 increased 37% to a record level of $14.3 million, or $1.18 per diluted share, over 1996's net income of $10.5 million, or $0.92 per diluted share (or a 28% increase over 1996's net income of $11.2 million, or $0.99 per diluted share, excluding the one-time special Savings Association Insurance Fund ("SAIF") assessment). This reflected a 16.9% increase in net interest income and a 9.1% increase in noninterest income excluding loan securitization income. These increases were partially offset by significantly lower loan securitization income and a higher provision for loan losses, which resulted primarily from higher credit card charge-offs than those historically experienced. Contributing to the 1997 increase in net interest income was a 17.1% increase in average earning assets, reflecting strong loan growth.

Net Interest Income
The largest component of the Company's net income is Carolina First Bank's net interest income. Net interest income is the difference between the interest earned on assets and the interest paid for the liabilities used to support such assets. Fully tax-equivalent net interest income adjusts the yield for assets earning tax-exempt income to a comparable yield on a taxable basis. Fully tax-equivalent net interest income increased $10.0 million, or 17%, to $67.4 million in 1997 from $57.4 million in 1996 and increased $6.0 million, or 12%, in 1996 from $51.4 million in 1995. The increase resulted principally from a higher level of average earning assets. The growth in average earning assets, which increased $225.6 million, or 17%, to approximately $1.5 billion in 1997 from $1.3 billion in 1996 and $1.1 billion in 1995, resulted from an increase in both loans and investment securities. Average loans, net of unearned income, were $1.3 billion in 1997, $1.1 billion in 1996 and $965.6 million in 1995. Average investment securities were $241.7 million, $214.4 million and $157.8 million in 1997, 1996 and 1995, respectively.
     The net interest margin, defined as net interest income divided by average earning assets was 4.36% in 1997, 4.35% in 1996 and 4.54% in 1995. The 1997 net
interest margin included the benefit of leverage from higher levels of noninterest-bearing deposits associated with Carolina First Bank's agreement with Net.B@nk to offer Atlanta Internet Bank as a service of Carolina First Bank. These deposits were transferred to Atlanta Internet Bank on July 31, 1997 resulting in a $43 million decrease in noninterest-bearing deposits. The First Southeast merger had an unfavorable impact on the margin in the fourth quarter of 1997, which is expected to continue into 1998. The net interest margin for the fourth quarter 1997 was 4.25%, the lowest level for the year and lower than fourth quarter 1996's margin of 4.41%. Approximately 89% of First Southeast's loans were mortgage loans, and 73% of total deposits were CDs or IRAs. Since the yields on mortgage loans tend to be lower than commercial or consumer loans and the rates paid on CDs and IRAs tend to be higher than those paid on transaction accounts, the margin was negatively impacted. The Company plans to adjust the mix in both of these portfolios going forward to more closely resemble a commercial bank. The decrease in the margin from 1995 to 1997 was partially attributable to a competitive deposit rate environment, which is expected to continue. The Company's deposit markets have remained competitive with many institutions, including the Company, running above-market promotions.

Provision for Loan Losses
The provision for loan losses was $11.6 million in 1997, $10.3 million in 1996 and $6.8 million in 1995. The higher 1997 and 1996 provisions for loan losses reflected both loan growth and higher levels of net charge-offs, particularly in credit cards. Net credit card charge-offs totaled $5.3 million in 1997 and $3.7 million in 1996, both of which were considerably higher than the level of charge-offs historically experienced. The 1996 provision for loan losses also included $1.3 million for fraudulent loans acquired in the acquisition of Midlands National Bank, of which approximately $600,000 was recovered in 1997.



        CAROLINA FIRST CORPORATION      15        1997 ANNUAL REPORT

     Management currently anticipates that loan growth will continue into 1998. New market areas are expected to contribute to 1998 portfolio growth. Management intends to monitor economic trends and the potential effect on Carolina First Bank's loan portfolio.

Noninterest Income
Noninterest income decreased $1.7 million, or 8%, to $19.6 million in 1997 from $21.3 million in 1996 and increased from $17.3 million in 1995. The decrease from 1996 to 1997 was largely attributable to lower loan securitization income, which declined $3.4 million as a result of higher credit card charge-offs associated with the Company's securitized credit cards. This decrease was partially offset by increases in service charge income, mortgage banking income and fees for trust services.
     Noninterest income in all three years included gains from asset sales. The Company recognized gains on the sale of securities of $3.0 million, $973,000 and $769,000 in 1997, 1996 and 1995, respectively. The securities gain in 1997 included $745,000 from the sale of ComSouth Bankshares, Inc. stock and approximately $1.5 million from the sale of Net.B@nk stock. The securities gain in 1996 included $587,000 from the disposition of equity investments (offset by $587,000 recorded as compensation expense) related to the award of Affinity stock to certain officers. Other significant gains from asset sales included: a $2.3 million gain on the sale of branches in 1997, a $4.3 million gain on the sale of sale of credit cards in 1996 and a $2.9 million gain on the sale of mortgage servicing rights in 1995.
     Service charges on deposit accounts, the largest contributor to noninterest income, rose 8% to $7.0 million in 1997 from $6.5 million in 1996 and $5.5 million in 1995. The increase in service charges was attributable to attracting new transaction accounts and improved collection results. In addition, effective March 1, 1997, Carolina First Bank implemented increases in some of its existing service charges.
     During 1997, the Company had a net loss of $545,000 from its interests in the credit card and commercial real estate loan trusts, compared with income of $2.9 million in 1996 and $2.8 million in 1995. Loan securitization income is net of charge-offs associated with the loans in the trusts. Loan securitization income related to credit cards declined significantly to a loss of $992,000 during 1997, compared with income of $2.1 million in 1996 and income of $2.8 million in 1995. The loan securitization income was negatively impacted by greater than expected charge-offs in the credit card securitization. At December 31, 1997, the off-balance-sheet balance in the credit card securitization was approximately $84 million. The Company completed the securitization of approximately $116 million in commercial real estate loans in March 1996. Securitization income for the commercial real estate loan trust, which has not experienced charge-off problems, totaled $447,000 in 1997 compared with $749,000 in 1996 and none in 1995. Total balances in the commercial real estate loan trust decline as loans are paid off, resulting in lower income. At December 31, 1997, the off-balance-sheet balance in the commercial real estate loan trust was approximately $41 million.
     Mortgage banking income includes origination fees, gains from the sale of loans and servicing fees (which are net of the related amortization for the mortgage servicing rights and subservicing payments). Mortgage banking income in 1997 increased 23% to $3.4 million compared with $2.8 million in 1996 and $2.2 million in 1995. The increase was attributable to higher gains on the sale of loans and higher origination income but was partially offset by lower servicing income.

Average Yields and Rates




(on a fully tax-equivalent basis)
                                                                                    1997      1996       1995       1994      1993
 ...................................................................................................................................
Earning Assets:
Loans                                                                               9.36%     9.49%      9.60%      8.76%     8.44%
 ................................................................................
Securities                                                                          6.22      5.99       5.83       5.04      5.15
 ................................................................................
Short-term investments                                                              5.61      6.36       6.35       3.84      3.10
-----------------------------------------------------------------------------------------------------------------------------------
    Total earning assets                                                            8.82%     8.87%      9.05%      8.11%     7.62%
-----------------------------------------------------------------------------------------------------------------------------------
Interest-bearing Liabilities:
Interest-bearing deposits                                                           4.86%     4.74%      4.62%      3.73%     3.80%
 ................................................................................
Short-term borrowings                                                               5.61      5.47       6.00       3.96      3.05
 ................................................................................
Long-term debt                                                                      9.67      9.47       9.50       9.25      8.66
-----------------------------------------------------------------------------------------------------------------------------------
    Total interest-bearing liabilities                                              5.05%     4.94%      4.87%      3.75%     3.79%
-----------------------------------------------------------------------------------------------------------------------------------
Net Interest Margin                                                                (4.36%     4.35%      4.54%      4.65%     4.16%)
 ................................................................................
Prime Interest Rate                                                                 8.44%     8.27%      8.83%      7.14%     6.00%
 ................................................................................


        CAROLINA FIRST CORPORATION      16        1997 ANNUAL REPORT

     Income from originations and sales of mortgage loans, including sales of loans originated by Carolina First Bank, totaled $3.0 million in 1997, up from $1.9 million in 1996 and $2.1 million in 1995. The increase in 1997 resulted from higher gains on mortgage loans sold as well as increased origination volume resulting from the positive mortgage rate environment. Loans totaling approximately $235 million, $172 million and $116 million were sold in 1997, 1996 and 1995, respectively.
     CF Mortgage's mortgage servicing operations consist of servicing loans that are owned by Carolina First Bank and subservicing loans, to which the rights to service are owned by Carolina First Bank or other non-affiliated financial institutions. At December 31, 1997, CF Mortgage was servicing or subservicing 20,187 loans having an aggregate principal balance of approximately $1.7 billion.
     Servicing income from non-affiliated companies, net of the related amortization for the mortgage servicing rights and subservicing payments, was $374,000 in 1997 compared with $862,000 in 1996 and $96,000 in 1995. Although the volume of loans serviced increased to $1.7 billion at December 31, 1997 from $1.2 billion at December 31, 1996 and $1.3 billion at December 31, 1995, the related amortization for the mortgage servicing rights increased due to accelerated prepayments leading to a decline in servicing income. The servicing income does not include the benefit of interest-free escrow balances related to mortgage loan servicing activities.
     Fees for trust services in 1997 of $1.4 million were 9% above the $1.3 million earned in 1996. Fees for trust services in 1995 were $1.0 million. At December 31, 1997, Carolina First Bank's trust department had assets under management of approximately $257 million. During 1997, the trust department concentrated on improving the profitability of its accounts and elected to terminate relationships and certain trust products.
     Sundry noninterest income increased 13% to $2.9 million in 1997 compared with $2.5 million in 1996 and $2.1 million in 1995. Sundry income in 1997 included a $649,000 gain on the sale of approximately $26 million of installment and home equity loans to Net.B@nk.

Noninterest Expenses
Noninterest expenses increased $568,000, or 1%, to $52.2 million in 1997 compared with $51.7 million in 1996 and $46.9 million in 1995. In 1996, noninterest expenses included $1.2 million for the one-time special SAIF assessment and $587,000 as compensation expense related to a non-recurring award of Affinity stock to certain officers of the Company. The 1995 noninterest expenses included $493,000 in nonrecurring acquisition costs related to the acquisitions of Aiken County National Bank and Midlands National Bank. Excluding these non-recurring expense items, noninterest expenses increased $2.3 million, or 5%, to $52.2 million in 1997 from $49.9 million in 1996 and $46.4 million in 1995. The increase in expenditures reflects the cost of operating in new markets and operating the acquired branches, costs associated with the purchase of additional automated teller machines ("ATMs") and higher advertising expenses related to campaigns to attract new deposit balances.
     Salaries and wages and employee benefits, excluding $587,000 in non-recurring compensation expense in 1996, increased $1.5 million, or 6%, to $26.1 million in 1997 from $24.6 million in 1996 and $22.1 million in 1995. Full-time equivalent employees increased to 709 at December 31, 1997 from 609 at December 31, 1996 and 589 at December 31, 1995. The staffing cost increases were primarily due to the costs of expanding in existing and new markets (including the Lowcountry and First Southeast acquisitions), back office support functions to support growth, costs to support new retail banking initiatives and the expansion of international product offerings.
     Occupancy and furniture and equipment expenses increased $1.2 million, or 15%, to $9.2 million in 1997 from $8.0 million in 1996 and $7.4 million in 1995. This increase resulted principally from additional costs associated with the Lowcountry and First Southeast branches, the opening of a new Hilton Head office in fourth quarter 1996 and the addition of fourteen new ATMs since the beginning of 1996 (which increased the total number of ATMs to 39).
     In connection with the acquisition of Lowcountry, which closed July 18, 1997, the Company recorded approximately $7.8 million in intangible assets ($7.2 million in goodwill and $0.6 million in core deposit intangibles). Approximately $35.3 million in intangible assets ($34.6 million in goodwill and $0.7 million in core deposit intangibles) were recorded in connection with the First Southeast acquisition which closed on November 21, 1997. Intangible amortization for the Lowcountry and First Southeast acquisitions led to approximately $318,000 in additional intangible amortization during 1997. Intangible amortization will be higher in 1998 as a result of the full-year impact of these mergers.
     Sundry noninterest expenses were $15.4 million in 1997, $15.4 million in 1996 and $15.6 million in 1995. Sundry noninterest expenses in 1997 included additional costs associated with the Lowcountry and First Southeast mergers, offset by reductions in legal fees and sundry item losses. In the third quarter of 1996, the Company wrote off approximately $586,000 of a property held as other real estate owned resulting in higher sundry item losses for that quarter. The largest items of sundry non-interest expense were stationery, supplies, printing, telephone and advertising.


        CAROLINA FIRST CORPORATION      17        1997 ANNUAL REPORT

                                 Year End Loans
                                 ($ in millions)

(Bar graph appears here with the following plot points.)


     93         94         95         96         97
    $624       $923     $1,063      $1,125     $1,602

5-Year Compound Growth Rate: 28.6%


Year 2000
The Company recognizes that there is a business risk in computerized systems as the calendar rolls over into the next century. If the computer systems misinterpret the date, items such as interest calculations on loans and deposits will be incorrect. This problem is commonly called the "Year 2000 Problem." A number of computer systems used by the Company in its day-to-day operations will be affected by this problem. Management has established a committee (the "Y2K Project Team") which has identified all affected systems and is currently working to ensure that this event will not disrupt operations. The Y2K Project Team reports regularly to the Audit Committee of the Company's Board of Directors. The Company is also working closely with all outside computer vendors to ensure that all software corrections and warranty commitments are obtained and to arrange mock conversion testing. The estimated cost to the Company for these corrective actions is $250,000, all of which is included in the Company's 1998 budget. Incomplete or untimely compliance, however, would have a material adverse effect on the Company, the dollar amount of which cannot be accurately quantified at this time because of the inherent variables and uncertainties involved.

BALANCE SHEET REVIEW
Loans
The Company's loan portfolio consists of commercial mortgage loans, commercial loans, consumer loans and one-to-four family residential mortgage loans. A substantial majority of these borrowers are located in South Carolina and are concentrated in the Company's market areas. The Company has no foreign loans or loans for highly leveraged transactions. The loan portfolio does not contain any industry concentrations of credit risk exceeding 10% of the portfolio. At December 31, 1997, the Company had total loans outstanding of $1.6 billion, which equaled approximately 92% of the Company's total deposits and approximately 74% of the Company's total assets. The composition of the Company's loan portfolio at December 31, 1997 was as follows: commercial and commercial mortgage 54%, residential mortgage 23%, consumer 10%, lease receivables 6%, credit card 4% and construction 3%.
     The Company's loans increased $477.6 million, or 42%, to approximately $1.6 billion at December 31, 1997 from $1.1 billion at December 31, 1996. Loan sales in 1997 included $235 million in mortgage loans sold, $36 million in consumer and home equity loans sold to Net.B@nk and $15 million in loans sold in connection with the sale of branches. The following loan purchases were made during 1997: $277 million associated with the First Southeast acquisition, $73 million associated with the Lowcountry acquisition and lease receivables totaling $25 million. Adjusting for the 1997 loan sales and purchases, 1997 internal loan growth was approximately $389.8 million, or 35%.
     The Company had loans to 66 borrowers having principal amounts ranging from $2 million to $5 million, which loans accounted for $204.5 million, or 13%, of the Company's loan portfolio in 1997. The Company had loans to 13 borrowers having principal amounts in excess of $5 million, which loans accounted for $85.7 million, or 5%, of the Company's loan portfolio in 1997. During 1996, the Company had loans to 72 borrowers with principal amounts ranging from $2 million to $5 million, which accounted for $219.0 million, or 19%, of the Company's loan portfolio. The Company had loans to 7 borrowers having principal amounts in excess of $5 million, which loans accounted for $45.0 million, or 4%, of the Company's loan portfolio in 1996. In dealing with these larger loans, the Company has attempted in certain instances to limit its risk exposure through participations. Any material deterioration in the quality of any of these larger loans could have a significant impact on the Company's earnings.
     For 1997, the Company's loans averaged $1.3 billion with a yield of 9.36%, compared with $1.1 billion and a yield of 9.49% for the same period of 1996. The decline in loan yield was partially attributable to a lower credit card yield, primarily from a teaser rate on newly-solicited cards which expired in August 1997, and a shift in the composition of the loan portfolio to a higher concentration of mortgage loans, related to the 1997 acquisitions of Lowcountry and First Southeast. In 1997, the average yield for the Company's mortgage loan portfolio was lower than the overall portfolio yield. During the first quarter of 1998, the Company plans to sell approximately $165 million of mortgage loans and has classified these loans as held for sale as of December 31, 1997. The Company will attempt to reinvest the proceeds from the sale of the mortgage loans in higher yielding assets. The interest rates charged on loans vary with the degree of risk and the maturity and amount of the loan. Competitive pressures, money market rates, availability of funds and government regulations also influence interest rates.



        CAROLINA FIRST CORPORATION      18        1997 ANNUAL REPORT

Allowance for Loan Losses
Management maintains an allowance for loan losses which it believes is adequate to cover possible losses in the loan portfolio. However, management's judgment is based upon a number of assumptions about future events which are believed to be reasonable, but which may or may not prove valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required.

     The allowance for loan losses is established through charges in the form of a provision for loan losses. Loan losses and recoveries are charged or credited directly to the allowance. The amount charged to the provision for loan losses by the Company is based on management's judgment as to the amount required to maintain an allowance adequate to provide for potential losses in the Company's loan portfolio. The level of this allowance is dependent upon the total amount of past due loans, general economic conditions and management's assessment of potential losses. The allowance for loan losses totaled $16.2 million, or 1.01% of loans net of unearned income, at the end of 1997 and $11.3 million, or 1.00% of loans net of unearned income, at the end of 1996. The allowance for loan losses as a percentage of nonperforming loans was 662% and 394% as of December 31, 1997 and 1996, respectively.

Securities
At December 31, 1997, the Company's total investment portfolio had a book value of $291.5 million and a market value of $299.2 million for an unrealized net gain of approximately $7.7 million. This unrealized net gain included the Company's investment in Affinity's common stock which is discussed below. The investment portfolio had a weighted average maturity of approximately 2.1 years. Securities averaged $241.7 million in 1997, 13% above the 1996 average of $214.4 million. The average portfolio yield increased to 6.22% in 1997 from 5.99% in 1996 and 5.83% in 1995. The portfolio yield increased as a result of changing the mix of securities. As securities matured, they were reinvested in higher yielding agencies and mortgage-backed securities. At December 31, 1997, securities totaled $298.5 million, up $53.1 million from the $245.4 million invested at the end of 1996.
     At December 31, 1997, the Company owned 2,528,366 shares of common stock of Affinity and the Affinity Warrant entitling the Company to purchase an additional 3,471,340 shares for approximately $0.0001 per share, or approximately 17% of Affinity's outstanding common stock. The investment in Affinity's common stock, included in securities available for sale, was recorded at its market value of approximately $6 million. The Affinity Warrant was not reported on the Company's balance sheet as of December 31, 1997.
     On December 29, 1997, the Company exercised a portion of the Affinity Warrant and was issued 2,400,000 shares of common stock of Affinity for an exercise price of $226. As a result of the exercise of part of the Affinity Warrant, securities available for sale increased by approximately $5.7 million from recording the 2,400,000 shares of Affinity common stock at its market value.
     The Company currently owns 1,175,000 shares of Net.B@nk's common stock, or approximately 18% of the outstanding shares. These shares are carried on the Company's books (as securities available for sale) at a basis of approximately $979,000. The Net.B@nk investment is not marked to market value since certain regulators have precluded certain affiliates of Net.B@nk, including the Company, from selling their shares until July 31, 2000.

Intangible Assets and Other Assets
The intangible assets balance at December 31, 1997 of $58.2 million was attributable to goodwill of $49.0 million, core deposit balance premiums of $9.1 million and purchased credit card premiums of $138,000. In connection with the acquisition of Lowcountry, the Company recorded approximately $7.8 million in intangible assets ($7.2 million in goodwill and $0.6 million in core deposit intangibles). Approximately $35.3 million in intangible assets ($34.6 million in goodwill and $0.7 million in core deposit intangibles) were recorded in connection with the First Southeast acquisition. At December 31, 1997, other assets included other real estate owned of $1.3 million and mortgage servicing rights of $19.8 million. At December 31, 1996, other assets included other real estate owned of $3.0 million and mortgage servicing rights of $17.6 million.

Interest-Bearing Liabilities
During 1997, interest-bearing liabilities averaged $1.4 billion, compared with $1.2 billion in 1996. This increase resulted principally from internal deposit growth related to account promotions and sales efforts,

                                Year End Deposits
                                 ($ in millions)

(Bar graph appears here with the following plot points.)


     93         94         95         96         97
    $804      $1,002    $1,095      $1,281    $1,747

5-Year Compound Growth Rate: 25.7%





        CAROLINA FIRST CORPORATION      19        1997 ANNUAL REPORT

                            Shareholders' Equity vs.
                              Market Capitalization
                                 ($ in millions)


(Bar graph appears here with the following plot points.)


                              93         94         95         96         97
Shareholders' Equity         $70        $ 86      $ 95        $105       $202
Market Capitalization        $88        $121      $160        $182       $337



acquisitions and the de novo entry into new markets. The average interest rates were 5.05% and 4.94% in 1997 and 1996, respectively. At December 31, 1997, interest-bearing deposits comprised approximately 88% of total deposits and 90% of interest-bearing liabilities. For 1997, average borrowed funds, which included Federal Home Loan Bank ("FHLB") advances and other short-term borrowings, totaled $169.2 million, compared with $158.3 million for 1996. The Company decreased its FHLB advances to $10.0 million at December 31, 1997 from $40.0 million at December 31, 1996. FHLB advances are a source of funding which the Company uses depending on the current level of deposits and management's willingness to raise deposits through market promotions given the competitiveness of the deposit market and the Company's cost of funds.
     Carolina First Bank's primary source of funds for loans and investments is its deposits which are gathered through its branch network. Deposits grew 36% to $1.7 billion at December 31, 1997 from $1.3 billion at December 31, 1996. During the second quarter of 1997, approximately $55 million in deposits were sold as part of the sale of five branch offices. The Company acquired approximately $64 million in deposits from the Lowcountry acquisition and $285 million in deposits from the First Southeast acquisition. Internal growth, particularly from account promotions and new markets, generated the remainder of the new deposits. During 1997, total interest-bearing deposits averaged $1.2 billion with a rate of 4.86%, compared with $1.0 billion with a rate of 4.74% in 1996. During 1997, deposit pricing was very competitive in Carolina First Bank's market areas, resulting in upward pressure on deposit interest rates. The Company expects this competitive deposit environment to continue. The Company does not believe that it has any brokered deposits.
     Average noninterest-bearing deposits, which increased 28% during the year, increased to 14.4% of average total deposits during 1997 from 13.1% in 1996. This increase was primarily attributable to new deposits associated with the Atlanta Internet Bank held by Carolina First Bank during the first seven months of the year, commercial loan customers and escrow balances related to mortgage servicing operations. Atlanta Internet Bank deposits were transferred to Net.B@nk on July 31, 1997 which reduced Carolina First Bank's total deposits by approximately $43 million and decreased Carolina First Bank's noninterest-bearing deposit balances.
     The Company's core deposit base consists of consumer time deposits, savings, NOW accounts, money market accounts and checking accounts. Although such core deposits are becoming increasingly interest sensitive for both the Company and the industry as a whole, these core deposits continue to provide the Company with a large and relatively stable source of funds. Core deposits as a percentage of average total deposits averaged approximately 86% in 1997. The Company closely monitors its reliance on certificates of deposit greater than $100,000, which are generally considered less stable and less reliable than core deposits.

Capital Resources and Dividends
Total shareholders' equity amounted to $201.7 million, or 9.35%, of total assets at December 31, 1997, compared with $105.0 million, or 6.67% of total assets, at December 31, 1996. The $96.7 million increase in total shareholders' equity resulted principally from the issuance of Common Stock related to the Lowcountry and First Southeast acquisitions, retention of earnings and an increase in the unrealized gain on securities available for sale. The Company's capital needs have been met principally through public offerings of common stock, preferred stock and subordinated debt and through the retention of earnings. In addition, the Company has issued capital stock in connection with acquisitions.
     Book value per share at December 31, 1997 and 1996 was $12.88 and $9.26, respectively. Tangible book value per share at December 31, 1997 and 1996 was $9.17 and $7.80, respectively. Tangible book value was below book value as a result of the purchase premiums associated with branch acquisitions and the acquisitions of CF Mortgage, Lowcountry and First Southeast (which were accounted for as purchases).
     At December 31, 1997, the Company and Carolina First Bank were in compliance with each of the applicable regulatory capital requirements and met or exceeded the "well capitalized" regulatory standards. The preceding table sets forth various capital ratios for the Company and Carolina First Bank.
     In the first quarter of 1998, the Company raised approximately $39 million in new capital through the sale of 2.0 million shares of its Common Stock to certain overseas investors which complied with Regulation S of the Securities Act of 1933. As a result of this offering, the Company's capital ratios and book

        CAROLINA FIRST CORPORATION      20        1997 ANNUAL REPORT

Capital Ratios




                                         As of        Well Capitalized
                                        12/31/97         Requirement
 ................................................................................
The Company
Total risk-based capital                 11.15%              10.0%
Tier 1 risk-based capital                 8.57                6.0
 .....................................
Leverage ratio                            6.60                5.0
 .....................................

Carolina First Bank
Total risk-based capital                 10.31%              10.0%
Tier 1 risk-based capital                 9.40                6.0
 .....................................
Leverage ratio                            7.51                5.0
 .....................................



value per share are expected to increase.
     The Company and its subsidiaries are subject to certain regulatory restrictions on the amount of dividends they are permitted to pay. The Company has paid a cash dividend each quarter since the initiation of cash dividends on February 1, 1994. At the December 17, 1997 meeting, the Board of Directors approved an $0.08 per share cash dividend on the common stock, which represents an effective annual increase of approximately 14%. The Company presently intends to continue to pay a quarterly cash dividend on the Common Stock; however, future dividends will depend upon the Company's financial performance and capital requirements.
     The Board of Directors declared a six-for-five stock split effected in the form of a 20% common stock dividend effective January 30, 1997 for shareholders of record as of January 15, 1997. Share and per share data for all periods presented have been retroactively restated to reflect the additional shares outstanding resulting from the stock split. On February 1, 1997, all outstanding shares of the Series 1993B Cumulative Convertible Preferred Stock were converted into the Company's Common Stock.


INTEREST RATE SENSITIVITY
Achieving consistent growth in net interest income is the primary goal of the Company's asset/liability function. The Company attempts to control the mix and maturities of assets and liabilities to achieve consistent growth in net interest income despite changes in market interest rates. The Company seeks to accomplish this goal while maintaining adequate liquidity and capital. The Company's asset/liability mix is believed to be sufficiently balanced so that the effect of interest rates moving in either direction is not expected to be significant over time.
     The Company's Asset/Liability Committee uses a simulation model to assist in achieving consistent growth in net interest income while managing interest rate risk. The model takes into account interest rate changes as well as changes in the mix and volume of assets and liabilities. The model simulates the Company's balance sheet and income statement under several different rate scenarios. The model's inputs (such as interest rates and levels of loans and deposits) are updated on a monthly basis in order to obtain the most accurate forecast possible. The forecast presents information over a twelve month period. It reports a base case in which interest rates remain flat and reports variations that occur when rates increase and decrease 200 basis points. According to the model, the Company is presently positioned so that net interest income will increase slightly if interest rates rise in the near term and will decrease slightly if interest rates decline in the near term.
     The static interest sensitivity gap position, while not a complete measure of interest sensitivity, is also reviewed periodically to provide insights related to the static repricing structure of assets and liabilities. At December 31, 1997, on a cumulative basis through twelve months, rate-sensitive liabilities exceeded rate-sensitive assets, resulting in a liability sensitive position of $151.1 million.

LIQUIDITY
Liquidity management involves meeting the cash flow requirements of the Company both at the holding company level as well as at the subsidiary level. The holding company and non-banking subsidiaries of the Company require cash for various operating needs including general operating expenses, payment of dividends to shareholders, interest on borrowing, extensions of credit at Blue Ridge, business combinations and capital infusions into subsidiaries. Sources of liquidity for the Company's holding company and non-banking subsidiaries include dividends from Carolina First Bank and non-banking subsidiaries to the holding company, sale of the Company's commercial paper, existing cash reserves and earnings.
     Carolina First Bank's cash flow requirements involve withdrawals of deposits, extensions of credit and payment of operating expenses. Carolina First Bank's principal sources of funds for liquidity purposes are customers' deposits, principal and interest payments on loans, loan sales or securitizations, securities available for sale, maturities of securities, temporary investments and earnings. Carolina First Bank's liquidity is also enhanced by the ability to acquire new deposits through its branch network. Carolina First Bank's liquidity needs are a factor in developing its deposit pricing structure; deposit pricing may be altered to retain or increase deposits if deemed necessary. Carolina First Bank has access to borrowing from FHLB and maintains unused short-term lines of credit from unrelated banks.
     The liquidity ratio is an indication of a company's ability to meet its short-term funding obligations. At December 31, 1997, Carolina First Bank's liquidity ratio was approximately 24%. At

        CAROLINA FIRST CORPORATION      21        1997 ANNUAL REPORT

                              Nonperforming Assets
                               as a % of Loans and
                             Other Real Estate Owned
                                (in percentages)


(Bar graph appears here with the following plot points.)


                              93         94         95         96         97
FRB Holding Co. Peer
     Group**                2.33%      1.35%      1.21%      1.21%      1.04%
Carolina First               .86%       .51%       .46%       .52%       .23%

 *As of September 30, 1997
**Source: Federal Reserve Bank Holding
  Company Performance Report


December 31, 1997, Carolina First Bank had unused short-term lines of credit totaling approximately $48 million (which are withdrawable at the lender's option). In addition, Carolina First Bank has unused borrowing capacity from the FHLB totaling approximately $144 million with an outstanding balance of $10 million. Management believes that these sources are adequate to meet its liquidity needs.
     Blue Ridge is currently being funded partially from the proceeds of the sale of the Company's commercial paper. The Company expects to phase out this funding source over a period of time replacing it with the proceeds from the February 1998 Common Stock offering which complied with Regulation S of the Securities Act of 1933.
     The Company has plans to sell approximately $165 million in mortgage loans acquired in its acquisition of First Southeast. These loan sales are expected to be completed by the end of the first quarter of 1998. The Company plans to redeploy the proceeds from the mortgage loan sales into alternative earning assets.

ASSET QUALITY
Prudent risk management involves assessing risk and managing it effectively. Certain credit risks are inherent in making loans, particularly commercial, real estate and consumer loans. The Company attempts to manage credit risks by adhering to internal credit policies and procedures. These policies and procedures include a multi-layered loan approval process, officer and customer limits, periodic documentation examination and follow-up procedures for any exceptions to credit policies. Loans are assigned a grade and those that are determined to involve more than normal credit risk are placed in a special review status. Loans that are placed in special review status are required to have a plan under which they will be either repaid or restructured in a way that reduces credit risk. Loans in this special review status are reviewed monthly by the Loan Committee of the Board of Directors.
     As demonstrated by the following analytical measures of asset quality, management believes the Company has effectively managed its credit risk. Net loan charge-offs, including credit card receivables, totaled $10.9 million and $8.9 million in 1997 and 1996, respectively, or 0.84% and 0.82%, respectively, of average loans. Excluding credit card receivables, net loan charge-offs as a percentage of average loans were 0.45% and 0.52% during 1997 and 1996, respectively. During 1997, net charge-offs for credit cards totaled $5.3 million, a higher level than those historically experienced.

Asset Quality




($ in thousands)
                                                                                1997        1996       1995        1994      1993
 ..................................................................................................................................
Nonaccrual loans                                                             $ 1,165    $   960    $ 1,275      $ 2,051   $ 2,487
 ...........................................................................
Restructured loans                                                             1,283      1,909      1,085          675         --
-----------------------------------------------------------------------------------------------------------------------------------
    Total nonperforming loans                                                  2,448      2,869      2,360        2,726     2,487
 ...........................................................................
Other real estate                                                              1,319      3,011      2,508        1,996     2,879
-----------------------------------------------------------------------------------------------------------------------------------
    Total nonperforming assets                                               $ 3,767    $ 5,880    $ 4,868      $ 4,722   $ 5,366
-----------------------------------------------------------------------------------------------------------------------------------

Nonperforming assets as % of loans and other real estate owned                  0.23%      0.52%      0.46%        0.51%     0.86%
-----------------------------------------------------------------------------------------------------------------------------------
Accruing loans past due 90 days                                              $ 4,125    $ 2,371    $ 2,748      $ 1,285   $ 2,060
-----------------------------------------------------------------------------------------------------------------------------------
Allowance for loan losses to nonperforming loans                                6.62x      3.94x      3.67x        2.20x     2.69x
-----------------------------------------------------------------------------------------------------------------------------------


        CAROLINA FIRST CORPORATION      22        1997 ANNUAL REPORT

                                     (logo)

                         Report of Independent Auditors


The Board of Directors
Carolina First Corporation


We have audited the consolidated balance sheets of Carolina First Corporation and subsidiaries (the "Company") as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's managment. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Carolina First Corporation and subsidiaries at December 31, 1997 and 1996, and the results of their operations and cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.



/s/ KPMG Peat Marwick LLP
KPMG Peat Marwick LLP
Greenville, South Carolina
January 22, 1998


                              Report of Management


Management of Carolina First Corporation (the "Company") is committed to quality customer service, enhanced shareholder value, financial stability and integrity in all dealings. Management has prepared the accompanying consolidated financial statements in conformity with generally accepted accounting principles. The statements include amounts that are based on management's best estimates and judgements. Other financial information contained in this report is presented on a basis consistent with the financial statements.
     To ensure the integrity, objectivity and fairness of data in these statements, management of the Company has established and maintains an internal control structure that is supplemented by a program of internal audits. The internal control structure is designed to provide reasonable assurance that assets are safeguarded and transactions are executed, recorded and reported in accordance with management's intentions and authorizations.
     The financial statements have been audited by KPMG Peat Marwick LLP, independent auditors, in accordance with generally accepted auditing standards. KPMG Peat Marwick LLP reviews the results of its audit with both management and the Audit Committee of the Board of Directors of the Company. The Audit Committee, composed entirely of outside directors, meets periodically with management, internal auditors and KPMG Peat Marwick LLP (separately and jointly) to determine that each is fulfilling its responsibilites and to consider recommendations for enhancing internal controls. The financial statements have not been reviewed, or confirmed for accuracy or relevance, by the Federal Deposit Insurance Corporation.



/s/ Mack I. Whittle, Jr.
Mack I. Whittle, Jr.
President and Chief Executive Officer



/s/ William S. Hummers III
William S. Hummers III
Executive Vice President and Chief Financial Officer


        CAROLINA FIRST CORPORATION      23        1997 ANNUAL REPORT

                          Consolidated Balance Sheets
                      ($ IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                                  YEARS ENDED
                                                                                                                  DECEMBER 31,
                                                                                                          1997               1996
 ....................................................................................................................................
ASSETS
Cash and due from banks                                                                                $   73,326         $   86,322
 .....................................................................................................
Interest-bearing bank balances                                                                             34,703             26,037
 ......................................................................................................
Securities
  Trading                                                                                                   2,349              2,005
 ......................................................................................................
  Available for sale                                                                                      262,329            213,889
 ......................................................................................................
  Held for investment (market value $34,494 in 1997 and $29,861 in 1996)                                   33,855             29,465
------------------------------------------------------------------------------------------------------------------------------------
     Total securities                                                                                     298,533            245,359
------------------------------------------------------------------------------------------------------------------------------------
Loans
  Loans held for sale                                                                                     235,151             10,449
 ......................................................................................................
  Loans held for investment                                                                             1,379,039          1,128,537
 ......................................................................................................
     Less unearned income                                                                                  11,775             14,211
 ......................................................................................................
     Less allowance for loan losses                                                                        16,211             11,290
------------------------------------------------------------------------------------------------------------------------------------
       Net loans                                                                                        1,586,204          1,113,485
------------------------------------------------------------------------------------------------------------------------------------
Premises and equipment                                                                                     39,682             32,418
 ......................................................................................................
Accrued interest receivable                                                                                15,484             11,913
 ......................................................................................................
Intangible assets                                                                                          58,228             16,621
 ......................................................................................................
Other assets                                                                                               50,186             42,049
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                       $2,156,346         $1,574,204
------------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
  Deposits
     Noninterest-bearing                                                                               $  206,938         $  194,067
 ......................................................................................................
     Interest-bearing                                                                                   1,539,604          1,086,983
------------------------------------------------------------------------------------------------------------------------------------
     Total deposits                                                                                     1,746,542          1,281,050
 ......................................................................................................
  Federal funds purchased and repurchase agreements                                                       112,161             87,144
 ......................................................................................................
  Other short-term borrowings                                                                              27,578             58,045
 ......................................................................................................
  Long-term debt                                                                                           39,119             26,442
 ......................................................................................................
  Accrued interest payable                                                                                 13,518              9,672
 ......................................................................................................
  Other liabilities                                                                                        15,769              6,887
------------------------------------------------------------------------------------------------------------------------------------
     Total liabilities                                                                                  1,954,687          1,469,240
------------------------------------------------------------------------------------------------------------------------------------
Commitments and Contingent Liabilities
Shareholders' Equity
  Preferred stock - no par value; authorized 10,000,000 shares; issued and outstanding Series 1993B
     (liquidation preference $20 per share) none in 1997 and 49,141 shares in 1996                              --              943
 ......................................................................................................
  Common stock - par value $1 per share; authorized 100,000,000 shares; issued and outstanding
     15,659,338 shares in 1997 and 11,225,568 shares in 1996                                                15,659           11,226
 ......................................................................................................
  Surplus                                                                                                  164,517           83,598
 ......................................................................................................
  Retained earnings                                                                                         20,059            9,546
 ......................................................................................................
  Guarantee of employee stock ownership plan debt and nonvested restricted stock                            (3,129)            (832)
 ......................................................................................................
  Unrealized gain on securities available for sale, net of tax                                               4,553              483
-----------------------------------------------------------------------------------------------------------------------------------
     Total shareholders' equity                                                                            201,659          104,964
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                        $2,156,346       $1,574,204
-----------------------------------------------------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS WHICH ARE AN INTEGRAL PART OF THESE STATEMENTS.

        CAROLINA FIRST CORPORATION      24        1997 ANNUAL REPORT

                       Consolidated Statements of Income
                      ($ IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                             YEARS ENDED DECEMBER 31,
                                                                                   1997                1996                1995
 ...................................................................................................................................
INTEREST INCOME
Interest and fees on loans                                                      $   120,385         $   103,163         $    92,731
 ...............................................................................
Interest and dividends on securities
  Taxable                                                                            12,824              10,953               7,500
 ...............................................................................
  Exempt from Federal income taxes                                                    1,446               1,228               1,088
-----------------------------------------------------------------------------------------------------------------------------------
     Total interest on securities                                                    14,270              12,181               8,588
 ...............................................................................
  Interest on short-term investments                                                  1,051               1,528                 431
-----------------------------------------------------------------------------------------------------------------------------------
     Total interest income                                                          135,706             116,872             101,750
-----------------------------------------------------------------------------------------------------------------------------------
INTEREST EXPENSE
Interest on deposits                                                                 56,920              48,649              41,179
 ...............................................................................
Interest on short-term borrowings                                                     9,488               8,657               8,196
 ...............................................................................
Interest on long-term debt                                                            2,592               2,496               1,603
-----------------------------------------------------------------------------------------------------------------------------------
     Total interest expense                                                          69,000              59,802              50,978
-----------------------------------------------------------------------------------------------------------------------------------
     Net interest income                                                             66,706              57,070              50,772
 ...............................................................................
PROVISION FOR LOAN LOSSES                                                            11,646              10,263               6,846
-----------------------------------------------------------------------------------------------------------------------------------
     Net interest income after provision for loan losses                             55,060              46,807              43,926
-----------------------------------------------------------------------------------------------------------------------------------
NONINTEREST INCOME
Service charges on deposit accounts                                                   6,997               6,490               5,524
 ...............................................................................
Mortgage banking income                                                               3,421               2,786               2,162
 ...............................................................................
Fees for trust services                                                               1,407               1,286               1,042
 ...............................................................................
Loan securitization income                                                             (545)              2,865               2,775
 ...............................................................................
Gain on sale of securities                                                            3,011                 973                 769
 ...............................................................................
Gain on sale of branches                                                              2,250                  --                  --
 ...............................................................................
Gain on sale of mortgage servicing rights                                               212                 107               2,943
 ...............................................................................
Gain on sale of credit cards                                                             --               4,293                  --
 ...............................................................................
Sundry                                                                                2,862               2,541               2,111
-----------------------------------------------------------------------------------------------------------------------------------
     Total noninterest income                                                        19,615              21,341              17,326
-----------------------------------------------------------------------------------------------------------------------------------
NONINTEREST EXPENSES
Salaries and wages                                                                   21,154              20,573              17,524
 ...............................................................................
Employee benefits                                                                     4,967               4,649               4,584
 ...............................................................................
Occupancy                                                                             5,221               4,336               4,209
 ...............................................................................
Furniture and equipment                                                               3,951               3,621               3,182
 ...............................................................................
Amortization of intangibles                                                           1,541               1,889               1,774
 ...............................................................................
Savings Association Insurance Fund special assessment                                    --               1,184                  --
 ...............................................................................
Sundry                                                                               15,409              15,423              15,609
-----------------------------------------------------------------------------------------------------------------------------------
     Total noninterest expenses                                                      52,243              51,675              46,882
-----------------------------------------------------------------------------------------------------------------------------------
     Income before income taxes                                                      22,432              16,473              14,370
 ...............................................................................
Income taxes                                                                          8,092               5,999               4,956
-----------------------------------------------------------------------------------------------------------------------------------
     Net income                                                                      14,340              10,474               9,414
 ...............................................................................
Dividends on preferred stock                                                             --                  63               2,752
-----------------------------------------------------------------------------------------------------------------------------------
     Net income applicable to common shareholders                               $    14,340         $    10,411         $     6,662
-----------------------------------------------------------------------------------------------------------------------------------
NET INCOME PER COMMON SHARE:*
     Basic                                                                      $      1.19         $      0.97         $      0.89
 ...............................................................................
     Diluted                                                                           1.18                0.92                0.84
 ...............................................................................
AVERAGE COMMON SHARES OUTSTANDING:*
     Basic                                                                       11,989,517          10,705,107           7,516,620
 ...............................................................................
     Diluted                                                                     12,175,561          11,368,035          11,183,726
 ...............................................................................
CASH DIVIDENDS DECLARED PER COMMON SHARE*                                       $      0.29         $      0.25         $      0.21
 ...............................................................................

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS WHICH ARE AN INTEGRAL PART OF THESE STATEMENTS.
* SHARE DATA HAVE BEEN RESTATED TO REFLECT STOCK DIVIDEND AND STOCK SPLIT.


        CAROLINA FIRST CORPORATION      25       1997 ANNUAL REPORT

                       Consolidated Statements of Changes
                            in Shareholders' Equity
                                ($ IN THOUSANDS)

                                                                                                                    RETAINED
                                                                   SHARES OF                                        EARNINGS
                                                                     COMMON      PREFERRED   COMMON                   AND
                                                                     STOCK        STOCK       STOCK     SURPLUS      OTHER*
 ............................................................................................................................
BALANCE, DECEMBER 31, 1994                                          5,618,941    $ 37,014    $5,619     $ 45,543    $ (1,694)
 ..................................................................
Net income                                                                 --          --        --           --       9,414
 ..................................................................
Common stock issued pursuant to:
  Stock dividend                                                      291,603          --       292        4,082      (4,393)
 ..................................................................
  Acquisition                                                         154,141          --       154          (22)        672
 ..................................................................
  Dividend reinvestment plan                                           43,322          --        43          555          --
 ..................................................................
  Employee stock purchase plan                                          6,595          --         6           82          --
 ..................................................................
  Exercise of stock options and stock warrants                         63,848          --        64          334          --
 ..................................................................
  Conversion of preferred stock                                       338,916      (4,197)      339        3,858        (113)
 ..................................................................
Cash dividends paid/accrued by Carolina First:
  Preferred stock                                                          --          --        --           --      (2,752)
 ..................................................................
  Common stock                                                             --          --        --           --      (1,565)
 ..................................................................
Miscellaneous                                                              --          92        --           --         388
 ..................................................................
Unrealized gain on securities available for sale, net of tax               --          --        --           --       1,152
----------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995                                          6,517,366      32,909     6,517       54,432       1,109
 ..................................................................
Net income                                                                 --          --        --           --      10,474
 ..................................................................
Common stock issued pursuant to:
  Stock split                                                       1,870,130          --     1,870       (1,870)        (17)
 ..................................................................
  Long-term incentive compensation plan                                27,938          --        28          461        (489)
 ..................................................................
  Dividend reinvestment plan                                           55,304          --        56          628          --
 ..................................................................
  Employee stock purchase plan                                         10,524          --        11          167          --
 ..................................................................
  Exercise of stock options and stock warrants                         96,975          --        97          521          --
 ..................................................................
  Conversion and redemption of preferred stock                      2,647,331     (31,966)    2,647       29,259          --
 ..................................................................
Cash dividends paid/accrued by Carolina First:
  Preferred stock                                                          --          --        --           --         (63)
 ..................................................................
  Common stock                                                             --          --        --           --      (2,626)
 ..................................................................
Miscellaneous                                                              --          --        --           --         478
 ..................................................................
Unrealized gain on securities available for sale, net of tax               --          --        --           --         331
----------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996                                         11,225,568         943    11,226       83,598       9,197
 ..................................................................
Net income                                                                 --          --        --           --      14,340
 ..................................................................
Common stock issued pursuant to:
  Purchase accounting acquisitions                                  4,005,815          --     4,006       75,762          --
 ..................................................................
  Dividend reinvestment plan                                           52,495          --        53          818          --
 ..................................................................
  Employee stock purchase plan                                          9,226          --         9          150          --
 ..................................................................
  Employee stock ownership plan debt                                  176,471          --       176        2,824      (2,750)
 ..................................................................
  Exercise of stock options and stock warrants                         81,422          --        81          530          --
 ..................................................................
  Conversion of preferred stock                                       108,341        (943)      108          835          --
 ..................................................................
Cash dividends paid/accrued by Carolina First:
  Preferred stock                                                          --          --        --           --          --
 ..................................................................
  Common stock                                                             --          --        --           --      (3,826)
 ..................................................................
Miscellaneous                                                              --          --        --           --         452
 ..................................................................
Unrealized gain on securities available for sale, net of tax               --          --        --           --       4,070
----------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1997                                         15,659,338    $     --    $15,659    $164,517    $ 21,483
----------------------------------------------------------------------------------------------------------------------------

                                                                     TOTAL
 ..................................................................
BALANCE, DECEMBER 31, 1994                                          $ 86,482
 ..................................................................
Net income                                                             9,414
 ..................................................................
Common stock issued pursuant to:
  Stock dividend                                                         (19)
 ..................................................................
  Acquisition                                                            804
 ..................................................................
  Dividend reinvestment plan                                             598
 ..................................................................
  Employee stock purchase plan                                            88
 ..................................................................
  Exercise of stock options and stock warrants                           398
 ..................................................................
  Conversion of preferred stock                                         (113)
 ..................................................................
Cash dividends paid/accrued by Carolina First:
  Preferred stock                                                     (2,752)
 ..................................................................
  Common stock                                                        (1,565)
 ..................................................................
Miscellaneous                                                            480
 ..................................................................
Unrealized gain on securities available for sale, net of tax           1,152
----------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995                                            94,967
 ..................................................................
Net income                                                            10,474
 ..................................................................
Common stock issued pursuant to:
  Stock split                                                            (17)
 ..................................................................
  Long-term incentive compensation plan                                   --
 ..................................................................
  Dividend reinvestment plan                                             684
 ..................................................................
  Employee stock purchase plan                                           178
 ..................................................................
  Exercise of stock options and stock warrants                           618
 ..................................................................
  Conversion and redemption of preferred stock                           (60)
 ..................................................................
Cash dividends paid/accrued by Carolina First:
  Preferred stock                                                        (63)
 ..................................................................
  Common stock                                                        (2,626)
 ..................................................................
Miscellaneous                                                            478
 ..................................................................
Unrealized gain on securities available for sale, net of tax             331
----------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996                                           104,964
 ..................................................................
Net income                                                            14,340
 ..................................................................
Common stock issued pursuant to:
  Purchase accounting acquisitions                                    79,768
 ..................................................................
  Dividend reinvestment plan                                             871
 ..................................................................
  Employee stock purchase plan                                           159
 ..................................................................
  Employee stock ownership plan debt                                     250
 ..................................................................
  Exercise of stock options and stock warrants                           611
 ..................................................................
  Conversion of preferred stock                                           --
 ..................................................................
Cash dividends paid/accrued by Carolina First:
  Preferred stock                                                         --
 ..................................................................
  Common stock                                                        (3,826)
 ..................................................................
Miscellaneous                                                            452
 ..................................................................
Unrealized gain on securities available for sale, net of tax           4,070
----------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1997                                          $201,659
------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS WHICH ARE AN INTEGRAL PART OF THESE STATEMENTS.
* OTHER INCLUDES UNREALIZED GAIN ON SECURITIES AVAILABLE FOR SALE, GUARANTEE OF EMPLOYEE STOCK OWNERSHIP PLAN DEBT AND NONVESTED RESTRICTED STOCK.


        CAROLINA FIRST CORPORATION      26      1997 ANNUAL REPORT

                     Consolidated Statements of Cash Flows
                                ($ IN THOUSANDS)

                                                                                           YEARS ENDED DECEMBER 31,
                                                                                            1997              1996
 .....................................................................................................................
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                                $  14,340         $  10,474
 .........................................................................................
Adjustments to reconcile net income to net cash provided by operations
  Depreciation                                                                                3,181             3,257
 .........................................................................................
  Amortization of intangibles                                                                 1,541             1,889
 .........................................................................................
  Provision for loan losses                                                                  11,646            10,263
 .........................................................................................
  Deferred income tax (benefit) expense                                                      (1,677)              472
 .........................................................................................
  Gain on sale of mortgage servicing rights                                                    (212)             (107)
 .........................................................................................
  Gain on sale of branches                                                                   (2,250)               --
 .........................................................................................
  Gain on sale of credit cards                                                                   --            (4,293)
 .........................................................................................
  Gain on sale of securities                                                                 (3,011)             (973)
 .........................................................................................
  Unrealized (gain) loss on trading securities                                                  (14)               44
 .........................................................................................
  Originations of mortgage loans held for sale                                             (268,855)         (167,510)
 .........................................................................................
  Sale of mortgage loans held for sale                                                      235,110           171,619
 .........................................................................................
  Sale of consumer loans                                                                     25,862                --
 .........................................................................................
  Proceeds from sale of trading securities                                                  861,093           543,144
 .........................................................................................
  Proceeds from maturity of trading securities                                               17,568            63,008
 .........................................................................................
  Purchase of trading securities                                                           (878,713)         (602,144)
 .........................................................................................
  Increase in accrued interest receivable                                                      (591)           (1,769)
 .........................................................................................
  Increase in accrued interest payable                                                        1,962             2,935
 .........................................................................................
  Increase in other assets                                                                   (2,678)          (10,625)
 .........................................................................................
  (Decrease) increase in other liabilities                                                   (1,273)              634
---------------------------------------------------------------------------------------------------------------------
    Net cash provided by operating activities                                                13,029            20,318
---------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Net decrease (increase) in interest-bearing bank balances                                     7,026           (17,374)
 .........................................................................................
Net decrease in federal funds sold and resale agreements                                         --                --
 .........................................................................................
Proceeds from sale of securities available for sale                                         116,583            30,906
 .........................................................................................
Proceeds from maturity of securities available for sale                                     137,447           169,938
 .........................................................................................
Proceeds from maturity of securities held for investment                                      1,632             2,798
 .........................................................................................
Purchase of securities available for sale                                                  (246,927)         (268,177)
 .........................................................................................
Purchase of securities held for investment                                                   (6,022)           (5,974)
 .........................................................................................
Purchase of loans                                                                           (25,793)          (65,924)
 .........................................................................................
Net increase in loans                                                                      (119,115)         (163,153)
 .........................................................................................
Securitization and sale of commercial loans                                                      --            95,182
 .........................................................................................
Proceeds from sale of credit cards                                                               --            64,219
 .........................................................................................
Proceeds from sale of mortgage servicing rights                                                 267               900
 .........................................................................................
Proceeds from sale of premises and equipment                                                    312             8,430
 .........................................................................................
Capital expenditures                                                                         (4,649)           (3,785)
 .........................................................................................
Net cash acquired in transactions accounted for under the purchase method of accounting       6,265                --
 .........................................................................................
Net cash outflow from sale of branches                                                      (35,656)               --
---------------------------------------------------------------------------------------------------------------------
  Net cash used for investing activities                                                   (168,630)         (152,014)
---------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in deposits                                                                    169,276           185,559
 .........................................................................................
Net increase (decrease) in federal funds purchased and repurchase agreements                 10,017            (4,388)
 .........................................................................................
(Decrease) increase in short-term borrowings                                                (38,491)          (37,212)
 .........................................................................................
Issuance of long-term debt                                                                    2,700                --
 .........................................................................................
Payments of long-term debt                                                                     (127)              (34)
 .........................................................................................
Cash dividends paid                                                                          (2,688)           (3,130)
 .........................................................................................
Other common and preferred stock activity                                                     1,918             1,453
---------------------------------------------------------------------------------------------------------------------
  Net cash provided by financing activities                                                 142,605           142,248
---------------------------------------------------------------------------------------------------------------------
Net change in cash and due from banks                                                       (12,996)           10,552
 .........................................................................................
Cash and due from banks at beginning of year                                                 86,322            75,770
---------------------------------------------------------------------------------------------------------------------
Cash and due from banks at end of year                                                    $  73,326         $  86,322
---------------------------------------------------------------------------------------------------------------------

                                                                                             1995
 ....................................................................................................
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                                 $   9,414
 .........................................................................................
Adjustments to reconcile net income to net cash provided by operations
  Depreciation                                                                                 3,284
 .........................................................................................
  Amortization of intangibles                                                                  1,774
 .........................................................................................
  Provision for loan losses                                                                    6,846
 .........................................................................................
  Deferred income tax (benefit) expense                                                         (967)
 .........................................................................................
  Gain on sale of mortgage servicing rights                                                   (2,943)
 .........................................................................................
  Gain on sale of branches                                                                        --
 .........................................................................................
  Gain on sale of credit cards                                                                    --
 .........................................................................................
  Gain on sale of securities                                                                    (769)
 .........................................................................................
  Unrealized (gain) loss on trading securities                                                   (51)
 .........................................................................................
  Originations of mortgage loans held for sale                                              (110,190)
 .........................................................................................
  Sale of mortgage loans held for sale                                                       116,109
 .........................................................................................
  Sale of consumer loans                                                                          --
 .........................................................................................
  Proceeds from sale of trading securities                                                   452,666
 .........................................................................................
  Proceeds from maturity of trading securities                                                23,493
 .........................................................................................
  Purchase of trading securities                                                            (480,758)
 .........................................................................................
  Increase in accrued interest receivable                                                     (3,155)
 .........................................................................................
  Increase in accrued interest payable                                                         2,596
 .........................................................................................
  Increase in other assets                                                                    (4,339)
 .........................................................................................
  (Decrease) increase in other liabilities                                                      (668)
----------------------------------------------------------------------------------------------------
    Net cash provided by operating activities                                                 12,342
----------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Net decrease (increase) in interest-bearing bank balances                                     (7,959)
 .........................................................................................
Net decrease in federal funds sold and resale agreements                                       4,420
 .........................................................................................
Proceeds from sale of securities available for sale                                           77,570
 .........................................................................................
Proceeds from maturity of securities available for sale                                       72,160
 .........................................................................................
Proceeds from maturity of securities held for investment                                      10,135
 .........................................................................................
Purchase of securities available for sale                                                   (160,232)
 .........................................................................................
Purchase of securities held for investment                                                   (39,041)
 .........................................................................................
Purchase of loans                                                                            (32,911)
 .........................................................................................
Net increase in loans                                                                       (118,663)
 .........................................................................................
Securitization and sale of commercial loans                                                       --
 .........................................................................................
Proceeds from sale of credit cards                                                                --
 .........................................................................................
Proceeds from sale of mortgage servicing rights                                                5,026
 .........................................................................................
Proceeds from sale of premises and equipment                                                      30
 .........................................................................................
Capital expenditures                                                                          (3,811)
 .........................................................................................
Net cash acquired in transactions accounted for under the purchase method of accounting          804
 .........................................................................................
Net cash outflow from sale of branches                                                            --
----------------------------------------------------------------------------------------------------
  Net cash used for investing activities                                                    (192,472)
----------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in deposits                                                                      93,743
 .........................................................................................
Net increase (decrease) in federal funds purchased and repurchase agreements                  57,546
 .........................................................................................
(Decrease) increase in short-term borrowings                                                  23,169
 .........................................................................................
Issuance of long-term debt                                                                    25,237
 .........................................................................................
Payments of long-term debt                                                                       (52)
 .........................................................................................
Cash dividends paid                                                                           (4,221)
 .........................................................................................
Other common and preferred stock activity                                                      1,432
----------------------------------------------------------------------------------------------------
  Net cash provided by financing activities                                                  196,854
----------------------------------------------------------------------------------------------------
Net change in cash and due from banks                                                         16,724
 .........................................................................................
Cash and due from banks at beginning of year                                                  59,046
----------------------------------------------------------------------------------------------------
Cash and due from banks at end of year                                                     $  75,770
----------------------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS WHICH ARE AN INTEGRAL PART OF THESE STATEMENTS.


        CAROLINA FIRST CORPORATION      27     1997 ANNUAL REPORT

                                     (logo)
                   Notes to Consolidated Financial Statements
NOTE 1 Summary of Significant
Accounting Policies

PRINCIPLES OF CONSOLIDATION
 ..............................................................................
The consolidated financial statements include the accounts of Carolina First Corporation and its wholly-owned subsidiaries, Carolina First Bank, Blue Ridge Finance Company ("Blue Ridge"), Carolina First Mortgage Company ("CF Mortgage") and CF Investment Company. Carolina First Corporation and its subsidiaries are collectively defined as the "Company," except where the context requires definition otherwise. All significant intercompany accounts and transactions have been eliminated.
    The accounting principles followed by the Company and its subsidiaries and the methods of applying these principles conform with generally accepted accounting principles and with general practices within the banking industry. Certain principles which significantly affect the determination of financial position, results of operations and cash flows are summarized below.
    Acquisitions during 1997 and 1995 that were accounted for as purchases are reflected in the financial position and results of operations of the Company since the date of their acquisition. Certain prior year amounts have been reclassified to conform with 1997 presentations.
    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SECURITIES
 ...............................................................................
Management determines the appropriate classification of securities at the time of purchase. Securities, primarily debt securities, are classified as trading securities, securities available for sale and securities held for investment, defined as follows:
    Trading securities are carried at fair value. The Company's policy is to acquire trading securities only to facilitate their sale to customers. Adjustments for unrealized gains or losses are included in noninterest income.
    Securities available for sale are carried at fair value. Such securities are used to execute asset/liability management strategy and to manage liquidity. Adjustments for unrealized gains or losses, net of the income tax effect, are made through shareholders' equity.
    Securities held for investment are stated at cost, net of unamortized balances of premiums and discounts. The Company intends to and has the ability to hold such securities until maturity.
    Gains or losses on the sale of securities are recognized on a specific identification, trade date basis.

LOANS
 ...............................................................................
Loans receivable are stated at unpaid principal balances adjusted for unamortized premiums and unearned discounts. Carolina First Bank recognizes interest on loans using the interest method. Income on certain installment loans is recognized using the "Rule of 78's" method. The results from the use of the "Rule of 78's" method are not materially different from those obtained by using the interest method. Loans are considered to be impaired when, in management's judgment, the collection of principal or interest is not collectible in accordance with the terms of the obligation. An impaired loan is put on nonaccrual status and future cash receipts are applied to principal only. The accrual of interest resumes only when the loan returns to performing status.
    The premium or discount on purchased loans is amortized over the expected life of the loans and is included in interest and fees on loans.

LOANS HELD FOR SALE
 ...............................................................................
Loans held for sale include certain mortgage loans and certain credit card loans and are carried at the lower of aggregate cost or market value.

LOAN SALES
 ...............................................................................
Gains or losses on sales of loans are recognized at the time of sale and are determined by the difference between net sales proceeds and the carrying value of the loans sold. When mortgage loans are sold with servicing rights retained, additional gains or losses are realized if the actual servicing fees to be

            CAROLINA FIRST CORPORATION 28 1997 ANNUAL REPORT received differ from the normal servicing fees. The resulting excess servicing rights, included in other assets, are amortized to operations over the remaining life of the loans. Management periodically reviews and adjusts the amortization as necessary.

MORTGAGE SERVICING RIGHTS
 ...............................................................................
The Company capitalizes the allocated cost of originated mortgage servicing rights and records a corresponding increase in mortgage banking income in accordance with Statement of Financial Accounting Standards ("SFAS") 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." This statement eliminates the distinction between originated and purchased mortgage servicing rights.
    The rights to service mortgage loans for others ("mortgage servicing rights" or "MSRs") are included in other assets. Purchased mortgage servicing rights are recorded at lower of cost or market. Originated mortgage servicing rights are capitalized based on the allocated cost which is determined when the underlying loans are sold or securitized. MSRs are amortized in proportion to and over the period of estimated net servicing income using a method that is designed to approximate a level-yield method, taking into consideration the estimated prepayment of the underlying loans. For purposes of measuring impairment, MSRs are periodically reviewed for impairment based upon quarterly external valuations. Such valuations are based on projections using a discounted cash flow method that includes assumptions regarding prepayments, servicing costs and other factors. Impairment is measured on a disaggregated basis for each pool of rights.

ALLOWANCE FOR LOAN LOSSES
 ...............................................................................
The allowance for loan losses is based on management's ongoing evaluation of the loan portfolio and reflects an amount that, in management's opinion, is adequate to absorb inherent losses in the existing portfolio. In evaluating the portfolio, management takes into consideration numerous factors, including current economic conditions, prior loan loss experience, the composition of the loan portfolio and management's estimate of anticipated credit losses. Loans are charged against the allowance at such time as they are determined to be losses. Subsequent recoveries are credited to the allowance. Management considers the year-end allowance appropriate and adequate to cover inherent losses in the loan portfolio; however, management's judgment is based upon a number of assumptions about future events, which are believed to be reasonable, but which may or may not prove valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required. In addition, various regulatory agencies periodically review the Company's allowance for loan losses as part of their examination process and could require the Company to adjust its allowance for loan losses based on information available to them at the time of their examination.

CONCENTRATIONS OF CREDIT RISK
 ...............................................................................
The Company makes loans to individuals and small businesses for various personal and commercial purposes primarily throughout South Carolina. The Company has a diversified loan portfolio, and the borrowers' ability to repay their loans is not dependent upon any specific economic segment.

LOAN SECURITIZATIONS
 ...............................................................................
The Company packages and sells loan receivables as securities to investors. These transactions are recorded as sales in accordance with SFAS 125 when control over these assets has been surrendered. Excess servicing fees related to the securitizations are recorded during the life of the transaction. The excess servicing fee is based upon the difference between interest income received from the borrower less the yield paid to investors, credit losses and normal servicing fees.

PREMISES AND EQUIPMENT
 ...............................................................................
Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed over the estimated useful lives of the assets primarily using the straight-line method. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the improvement or the terms of the respective lease.
    Additions to premises and equipment and major replacements or improvements are capitalized at cost. Maintenance, repairs and minor replacements are expensed when incurred.

INTANGIBLE ASSETS
 ...............................................................................
Intangible assets consist primarily of goodwill and core deposit premiums resulting from the Company's acquisitions. On an ongoing basis, the Company evaluates the carrying value of these intangible assets and charges to expense any difference between the carrying value and the estimated fair market value.
    Core deposit intangibles are amortized over 10 years using the sum-of-the-years' digits method. Goodwill is amortized over 25 years using the straight-line method.

            CAROLINA FIRST CORPORATION  29  1997 ANNUAL REPORT

OTHER REAL ESTATE OWNED
 ...............................................................................
Other real estate owned, included in other assets, is comprised of real estate properties acquired in partial or total satisfaction of problem loans. The properties are recorded at the lower of cost or fair market value at the date acquired. Losses arising at the time of acquisition of such properties are charged against the allowance for loan losses. Subsequent write-downs that may be required to the carrying value of these properties are charged to noninterest expenses. Gains and losses realized from the sale of other real estate owned are included in noninterest income.

STOCK-BASED COMPENSATION
 ...............................................................................
The Company reports stock-based compensation using the intrinsic valuation method presented under Accounting Principles Board ("APB") Opinion 25, which measures compensation expense as the difference between the quoted market price of the stock and the exercise price of the option on the date of grant (if any). The Company has disclosed in the footnotes pro forma net income and earnings per share information as if the fair value method had been applied in accordance with SFAS 123, "Accounting for Stock-Based Compensation."

INCOME TAXES
 ...............................................................................
The Company computes its income taxes in accordance with the provisions of SFAS 109, "Accounting for Income Taxes." Under SFAS 109, deferred tax liabilities are recognized on all taxable temporary differences (reversing differences where tax deductions initially exceed financial statement expense, or income is reported for financial statement purposes prior to being reported for tax purposes). In addition, deferred tax assets are recognized on all deductible temporary differences (reversing differences where financial statement expense initially exceeds tax deductions, or income is reported for tax purposes prior to being reported for financial statement purposes) and operating loss and tax credit carryforwards. Valuation allowances are established to reduce deferred tax assets if it is determined to be "more likely than not" that all or some portion of the potential deferred tax assets will not be realized. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

PER SHARE DATA
 ...............................................................................
The Company has adopted the provisions of SFAS 128, "Earnings per Share" ("EPS"), for the year ended December 31, 1997. The presentation of primary and fully-diluted EPS has been replaced with basic and diluted EPS. All prior-period EPS data have been restated to reflect the adoption of SFAS 128. Basic earnings per share are computed by dividing net income applicable to common shareholders by the weighted-average number of common shares outstanding. Diluted earnings per share are computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents outstanding during the period, with common stock equivalents calculated based on the average market price. Common stock equivalents consist of convertible preferred stock, stock warrants and options and are computed using the treasury stock method. The weighted average number of shares outstanding during prior periods for basic and diluted earnings per share was adjusted retroactively for pooling-of-interests acquisitions. Share and per share data have been restated to reflect the December 1996 six-for-five stock split, which was effective January 30, 1997, and a 5% stock dividend issued in August 1995.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
 ...............................................................................
In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS 130, "Reporting Comprehensive Income." SFAS 130 requires that all items that are required to be recognized under accounting standards as comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS 130 requires that an enterprise classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in-capital in the equity section of a statement of financial position. The Statement is effective for fiscal years beginning after December 15, 1997. The Company does not anticipate that adoption of SFAS 130 will have a material effect on its financial statements.
    In June 1997, the FASB issued SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 requires that a public business enterprise report financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. SFAS 131 requires that a public enterprise report a measure of segment profit or loss, certain specific revenue and expense items, segment assets, information about the way that the operating segments were determined and other items. The Statement is effective for fiscal years beginning after December 15, 1997. The Company does not anticipate that adoption of SFAS 131 will have a material effect on its financial statements.


           CAROLINA FIRST CORPORATION  30  1997 ANNUAL REPORT

NOTE 2  Statement of Cash Flows
For purposes of reporting cash flows, cash includes currency and coin, cash items in process of collection and due from banks.
    The following summarizes supplemental cash flow data for the years ended December 31:

($ IN THOUSANDS)                        1997       1996       1995
 ................................................................................
Interest paid                          $65,154    $56,867    $53,574
 ......................................
Income taxes paid                        9,701      4,504      6,194
 ......................................
Significant non-cash transactions are
  summarized as follows:
Purchase accounting acquisitions        79,768         --        804
 ......................................
Change in unrealized gain on
  securities available for sale, net
  of tax                                 4,070        331      1,152
 ......................................
Conversion of preferred stock into
  common stock                             943     31,966      4,197
 ......................................
Loans transferred to other real estate
  owned                                    554      2,800      1,876
 ......................................
One time reclassification of
  securities from held for investment
  to available for sale                     --         --     75,499
 ......................................
Transfer of securities from available
  for sale to held for investment in
  relation to pooling-of-interests
  merger                                    --         --      2,618
 ......................................

NOTE 3 Business Combinations
On February 3, 1995, Carolina First Savings Bank was merged into Carolina First Bank.
    On April 10, 1995, Aiken County National Bank ("ACNB"), a national bank headquartered in Aiken, South Carolina, was merged into Carolina First Bank. Carolina First Bank acquired all the outstanding common shares of ACNB in exchange for 570,349 shares (adjusted for stock dividends and split) of the Company's $1.00 par value common stock ("Common Stock"). At the merger date, ACNB had approximately $39 million in total assets, year-to-date net interest income of approximately $569,000 and year-to-date net income of approximately $117,000.
    On June 30, 1995, Midlands National Bank ("MNB"), a national bank headquartered in Prosperity, South Carolina, was merged into Carolina First Bank. Carolina First Bank acquired all the outstanding common shares of MNB in exchange for 737,059 shares (adjusted for stock dividends and split) of the Company's Common Stock. At the merger date, MNB had approximately $44 million in total assets, year-to-date net interest income of approximately $926,000 and year-to-date net income of approximately $12,000.
    The consolidated financial statements of the Company for all prior periods give effect to the mergers with ACNB and MNB, each of which has been accounted for as a pooling-of-interests. Accordingly, financial statements for all prior periods have been restated to reflect the results of operations of the companies on a combined basis from the earliest period presented, except for dividends per share.
    On December 29, 1995, the Company acquired all the outstanding shares of Blue Ridge Finance Company, an automobile finance company based in Greenville, South Carolina, in exchange for 184,969 (adjusted for stock dividends and split) shares of the Company's Common Stock. At the merger date, Blue Ridge had approximately $4 million in total assets. The transaction was accounted for as a pooling-of-interests; however, due to the immateriality of the transaction in relation to the Company's consolidated financial position and operating results, prior period financial statements have not been restated.
    On April 6, 1997, the Company completed the sale of five branches located in Barnwell, Blackville, Salley, Springfield and Williston, South Carolina to The Bank of Barnwell County, a wholly-owned subsidiary of Community Capital Corporation ("Community Capital"), headquartered in Greenwood, South Carolina. In connection with this transaction, Carolina First Bank recorded a gain of $2,250,000, sold loans of approximately $15 million and transferred deposits of approximately $55 million.
    On July 18, 1997, the Company acquired Lowcountry Savings Bank, Inc. ("Lowcountry"), a South Carolina-chartered savings bank headquartered in Mt. Pleasant, South Carolina, through the merger of Lowcountry into Carolina First Bank. The Lowcountry transaction was accounted for as a purchase and resulted in the payment of approximately $13 million for the outstanding shares of Lowcountry common stock. Of this amount, approximately $4.8 million was paid in cash, and approximately $8.2 million was paid in the form of 508,415 shares of the Company's Common Stock. In connection with the acquisition of Lowcountry, a core deposit premium of approximately $600,000 was recorded. The excess of the purchase price over the fair market value of the net identifiable assets acquired (including the core deposit premium) of approximately $7.2 million has been recorded as goodwill. At June 30, 1997, Lowcountry operated through five locations in the Charleston area and had approximately $80 million in assets, $73 million in loans and $64 million in deposits.
    On November 21, 1997, the Company completed its acquisition of First Southeast Financial Corporation ("First Southeast"), the holding company for First Federal Savings and Loan Association of Anderson ("First Federal") based in Anderson, South Carolina, through the merger of First Federal into Carolina First Bank. The First Southeast transaction was accounted for under the purchase method of accounting. Under the terms of the agreement, the Company acquired all the outstanding common shares of First Southeast in exchange for


           CAROLINA FIRST CORPORATION  31  1997 ANNUAL REPORT

3,497,400 shares of the Company's Common Stock, valued at approximately $70 million. In connection with the acquisition of First Southeast, a core deposit premium of approximately $700,000 was recorded. The excess of the purchase price over the fair market value of the net identifiable assets acquired (including the core deposit premium) of approximately $34.6 million has been recorded as goodwill. At September 30, 1997, First Southeast had total assets of approximately $350 million, loans of $275 million and deposits of $285 million with 13 branches located in Anderson, Abbeville, Greenwood and Greenville counties.
    The following unaudited pro forma financial information presents the combined results of operations of the Company, Lowcountry and First Southeast as if the mergers had occurred as of the beginning of 1997 and 1996, after giving effect to certain adjustments, including amortization of intangible assets and reduced earnings related to the lost interest on the cash portion of the purchase price. The pro forma financial information does not necessarily reflect the results of operations that would have occurred had the Company, Lowcountry and First Southeast constituted a single entity during such periods. In addition, the pro forma financial information does not reflect any potential cost savings or synergies expected to be achieved following the merger.

                                               TWELVE MONTHS ENDED
                                                   DECEMBER 31,
($ IN THOUSANDS, EXCEPT SHARE DATA)              1997        1996
 ...............................................................................
Total revenue                                  $178,660    $169,668
 ..............................................
Net income                                       15,462       7,892
 ..............................................
Earnings per share, diluted                    $   0.99    $   0.52
 ..............................................

    In the first quarter of 1998, the Company signed a definitive agreement to acquire Resource Processing Group, Inc. ("RPG"), a credit card services company with total assets of approximately $18.5 million and total equity of approximately $10.8 million. The RPG transaction will be accounted for as a purchase, and the Company will issue, to RPG's shareholders, shares of Common Stock valued at the time of closing at approximately $11.3 million. The Company expects that the closing of this transaction, if such occurs, will occur in the second quarter of 1998.
    In February 1998, the Company announced the sale of three branches located in Belton, Calhoun Falls and Honea Path, South Carolina with approximately $45 million in deposits. The branches are being sold to Community Capital. This transaction is scheduled to be completed in the second quarter of 1998 and is subject to regulatory approval among other conditions.

NOTE 4  Restrictions on Cash and
Due From Banks
Carolina First Bank is required to maintain average reserve balances with the Federal Reserve Bank based upon a percentage of deposits. The average amounts of these reserve balances for the years ended December 31, 1997 and 1996 were approximately $16,744,000 and $20,454,000, respectively.

NOTE 5  Securities
The aggregate amortized cost and fair value of securities at December 31 were as follows:

                                                  1997
                                -----------------------------------------
                                                  GROSS
                                                UNREALIZED
                                AMORTIZED    ----------------      FAIR
($ IN THOUSANDS)                  COST       GAINS     LOSSES     VALUE
 .....................................................................................
SECURITIES AVAILABLE FOR SALE
U.S. treasury securities        $102,033     $  228    $   --    $102,261
 ..............................
Obligations of U.S. government
  agencies and corporations      140,219         50        72     140,197
 ..............................
Other securities                  13,083      6,788        --      19,871
-------------------------------------------------------------------------------------
                                $255,335     $7,066    $   72    $262,329
-------------------------------------------------------------------------------------
SECURITIES HELD FOR INVESTMENT
Obligations of states and
  political subdivisions        $ 33,503     $  639    $   --    $ 34,142
 ..............................
Other securities                     352         --        --         352
-------------------------------------------------------------------------------------
                                $ 33,855     $  639    $   --    $ 34,494
-------------------------------------------------------------------------------------

                                                   1996
                                 -----------------------------------------
                                              GROSS UNREALIZED
                                 AMORTIZED    ----------------      FAIR
($ IN THOUSANDS)                   COST       GAINS     LOSSES     VALUE
 ......................................................................................
SECURITIES AVAILABLE FOR SALE
U.S. treasury securities         $166,923     $  512     $  5     $167,430
 ...............................
Obligations of U.S. government
  agencies and corporations        39,494         --      260       39,234
 ...............................
Other securities                    6,740        979      494        7,225
--------------------------------------------------------------------------------------
                                 $213,157     $1,491     $759     $213,889
--------------------------------------------------------------------------------------
SECURITIES HELD FOR INVESTMENT
Obligations of states and
  political subdivisions         $ 29,113     $  396     $ --     $ 29,509
 ...............................
Other securities                      352         --       --          352
--------------------------------------------------------------------------------------
                                 $ 29,465     $  396     $ --     $ 29,861
--------------------------------------------------------------------------------------

    The amortized cost and estimated fair value of debt securities at December 31, 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Fair value of securities was determined using quoted market prices.


              CAROLINA FIRST CORPORATION  32  1997 ANNUAL REPORT

                                                       1997
                                               ---------------------
                                               AMORTIZED      FAIR
($ IN THOUSANDS)                                 COST        VALUE
 ................................................................................
SECURITIES AVAILABLE FOR SALE
Due in one year or less                        $163,446     $163,656
 .............................................
Due after one year through five years            44,240       44,142
 .............................................
Due after five years through ten years           31,071       31,149
 .............................................
Due after ten years                               3,495        3,511
 .............................................
No contractual maturity                          13,083       19,871
--------------------------------------------------------------------------------
                                               $255,335     $262,329
--------------------------------------------------------------------------------
SECURITIES HELD FOR INVESTMENT
Due in one year or less                        $  5,913     $  5,927
 .............................................
Due after one year through five years            17,693       17,957
 .............................................
Due after five years through ten years            9,949       10,310
 .............................................
Due after ten years                                 300          300
--------------------------------------------------------------------------------
                                               $ 33,855     $ 34,494
--------------------------------------------------------------------------------

    Gross realized gains and losses on sales of securities for the years ended December 31 were:

($ IN THOUSANDS)                             1997      1996      1995
 ..................................................................................
Gross realized gains                        $3,286    $1,036    $1,156
 ..........................................
Gross realized losses                         (275)      (63)     (387)
----------------------------------------------------------------------------------
Net gain on sale of securities              $3,011    $  973    $  769
----------------------------------------------------------------------------------

    The change in the unrealized gain on securities available for sale, as recorded in shareholders' equity, for the year ended December 31, 1997 was $4,070,000. Securities with an approximate book value of $139 million and $123 million at December 31, 1997 and 1996, respectively, were pledged to secure public deposits and for other purposes. Estimated market values of securities pledged were $140 million and $123 million at December 31, 1997 and 1996, respectively.
    Carolina First Bank, as a member of the Federal Home Loan Bank ("FHLB") of Atlanta, is required to own capital stock in the FHLB of Atlanta based generally upon Carolina First Bank's balances of residential mortgage loans and FHLB advances. FHLB capital stock is pledged to secure FHLB advances. No ready market exists for this stock and it has no quoted market value. However, redemption of this stock has historically been at par value.

NOTE 6  Equity Investments
At December 31, 1997, the Company (through its subsidiary Blue Ridge) owned 2,528,366 shares of common stock of Affinity Technology Group, Inc. ("Affinity") and a warrant to purchase an additional 3,471,340 shares for approximately $0.0001 per share ("Affinity Warrant"). The investment in Affinity's common stock, included in securities available for sale, was recorded at its market value of approximately $6 million. The Affinity Warrant was not reported on the Company's balance sheet as of December 31, 1997.
    On December 29, 1997, the Company exercised a portion of the Affinity Warrant and was issued 2,400,000 shares of common stock of Affinity for an exercise price of $226. As a result of the exercise of part of the Affinity Warrant, securities available for sale increased by approximately $5.7 million from recording the 2,400,000 shares of Affinity common stock at its market value. The Company's shares in Affinity are, and the shares issuable upon the exercise of the Affinity Warrant are, "restricted" securities as that term is defined in federal securities laws.
    At December 31, 1997, the Company owned 1,175,000 shares of common stock of Net.B@nk, Inc. ("Net.B@nk"). These shares were included in securities available for sale and reported at the cost of approximately $979,000, due to a restriction on the sale of the securities. Under the terms of the Office of Thrift Supervision's approval of Net.B@nk's subsidiary, Atlanta Internet Bank, certain affiliates of Net.B@nk, including the Company, may not sell their shares in Net.B@nk until July 31, 2000.
    The Company has made equity investments in five community banks in South Carolina and North Carolina. In each case, the Company owns less than 5% of the community bank's outstanding common stock.
    On September 30, 1997, the Company's subsidiary, CF Investment Company, became licensed through the Small Business Administration to operate as a Small Business Investment Company. In 1997, the Company capitalized CF Investment with a contribution of $3.0 million. CF Investment made its first investment in December 1997 agreeing to lend up to $1.2 million to ITS, a privately-held company specializing in the document management business, and receiving a 49% equity ownership position.

             CAROLINA FIRST CORPORATION  33  1997 ANNUAL REPORT

NOTE 7  Loans and Allowance for
Loan Losses
The following is a summary of loans outstanding by category at December 31:

($ IN THOUSANDS)                               1997          1996
 ................................................................................
Real estate -- mortgage                     $  321,572    $  245,096
 ..........................................
Real estate -- construction                     42,229        36,757
 ..........................................
Commercial and industrial                      225,021       196,206
 ..........................................
Commercial and industrial secured by
  real estate                                  516,253       378,471
 ..........................................
Consumer                                       141,842       140,206
 ..........................................
Credit cards                                    52,525        40,480
 ..........................................
Lease financing receivables                     79,597        91,321
 ..........................................
Loans held for sale                            235,151        10,449
--------------------------------------------------------------------------------
Gross loans                                  1,614,190     1,138,986
 ..........................................
Less unearned income                            11,775        14,211
 ..........................................
Less allowance for loan losses                  16,211        11,290
--------------------------------------------------------------------------------
Net loans                                   $1,586,204    $1,113,485
--------------------------------------------------------------------------------

    On January 1, 1995, the Company adopted SFAS 114, "Accounting by Creditors for Impairment of a Loan." SFAS 114 requires that impaired loans and certain restructured loans be measured at the present value of expected future cash flows discounted at the loan's effective interest rate, at the loan's observable market price or at the fair value of the collateral if the loan is collateral dependent. A specific reserve is set up for each impaired loan.
    Also on January 1, 1995, the Company adopted SFAS 118, "Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosures." SFAS 118 amends SFAS 114 in the areas of disclosure requirements and methods for recognizing interest income on an impaired loan.
    At December 31, 1997 and 1996, nonaccrual loans were $1,165,000 and $960,000, respectively. Foregone interest income was approximately $77,000 in 1997, $180,000 in 1996 and $269,000 in 1995. Interest income recognized on these loans during 1997, 1996 and 1995 was approximately $111,000, $317,000 and $373,000, respectively. The nonaccrual loans were considered to be impaired loans. The average recorded investment in impaired loans in 1997 and 1996 was $1,000,000 and $1,664,000, respectively. The related allowances for these impaired loans were $812,000 and $680,000, respectively.
    Foreclosed loans included in other real estate owned amounted to $867,000 and $3,097,000 at December 31, 1997 and 1996, respectively. At December 31, 1997 and 1996, loans included $1,283,000 and $1,909,000 in restructured loans.
    Changes in the allowance for loan losses were:

($ IN THOUSANDS)                          1997       1996       1995
 ..................................................................................
Balance at beginning of year             $11,290    $ 8,661    $ 6,002
 .......................................
Purchase accounting acquisitions           3,550         --        128
 .......................................
Valuation allowance for loans purchased      658      1,261        633
 .......................................
Provision for loan losses                 11,646     10,263      6,846
 .......................................
Recoveries on loans previously charged
  off                                      1,186        565        311
 .......................................
Charge-offs:
  Credit cards                            (5,325)    (4,072)    (2,536)
 .......................................
  Acquired fraudulent loans                   --     (1,303)        --
 .......................................
  Other                                   (6,794)    (4,085)    (2,723)
----------------------------------------------------------------------------------
Balance at end of year                   $16,211    $11,290    $ 8,661
----------------------------------------------------------------------------------

    Carolina First Bank entered into a commercial real estate loan securitization in March 1996 and a credit card securitization in January 1995. At December 31, 1997, the related off-balance sheet balances were $41,185,000 for the commercial real estate loan securitization and $84,000,000 for the credit card securitization.
    Directors, executive officers and associates of such persons were customers of and had transactions with the Company in the ordinary course of business. Included in such transactions are outstanding loans and commitments, all of which were made under normal credit terms and did not involve more than normal risk of collection. The aggregate dollar amount of these loans was approximately $17,387,000 and $14,796,000 at December 31, 1997 and 1996, respectively. During
1997, new loans of approximately $9,440,000 were made, and payments totaled approximately $6,849,000.

NOTE 8  Premises and Equipment
Premises and equipment at December 31 are summarized as follows:

($ IN THOUSANDS)                                   1997       1996
 ................................................................................
Land                                              $ 6,243    $ 4,194
 ................................................
Buildings                                          17,977     14,196
 ................................................
Furniture, fixtures and equipment                  22,188     19,983
 ................................................
Leasehold improvements                              8,203      7,754
 ................................................
Construction in progress                            1,377         62
--------------------------------------------------------------------------------
                                                   55,988     46,189
Less accumulated depreciation and amortization     16,306     13,771
--------------------------------------------------------------------------------
                                                  $39,682    $32,418
--------------------------------------------------------------------------------

    Depreciation and amortization charged to operations totaled $3,181,000, $3,257,000 and $3,284,000 in 1997, 1996 and 1995, respectively.
    At December 31, 1997, approximately $1,920,000 of land and buildings was pledged as collateral for long-term debt obligations (Note 15).

            CAROLINA FIRST CORPORATION  34  1997 ANNUAL REPORT

NOTE 9  Intangible Assets
Intangible assets, net of accumulated amortization, at December 31 are summarized as follows:

($ IN THOUSANDS)                                   1997       1996
 ................................................................................
Goodwill                                          $49,026    $ 7,601
 ................................................
Core deposit premium                                9,064      8,813
 ................................................
Credit card premium                                   138        207
--------------------------------------------------------------------------------
                                                  $58,228    $16,621
--------------------------------------------------------------------------------

NOTE 10  Mortgage Operations
Mortgage servicing rights, which are included in other assets at December 31, are summarized as follows:

($ IN THOUSANDS)                                   1997       1996
 ................................................................................
Servicing rights                                  $19,819    $17,595
 ................................................
Excess servicing rights                                12         19
 ................................................

    The Company paid $5,634,000 for mortgage servicing rights to approximately $725 million of loans in 1997. The amortization of servicing rights and excess servicing rights included in loan servicing fees amounted to $4,115,000, $2,574,000 and $1,447,000 in 1997, 1996 and 1995, respectively. Mortgage servicing rights in 1997 were reduced by approximately $37,000 related to the sales of mortgage servicing rights.
    The fair value of mortgage servicing rights at December 31, 1997 was approximately $21,344,000. No valuation allowance for capitalized servicing rights or excess servicing rights was required during the year ended December 31, 1997.
    Mortgage banking income includes income from originations and sales of mortgage loans of $2,360,000, $1,392,000 and $1,785,000 in 1997, 1996 and 1995,
respectively.
    In accordance with SFAS 122, the Company capitalized $734,000 and $532,000 in 1997 and 1996, respectively, representing the allocated cost of originated mortgage servicing rights, and recorded a corresponding increase in mortgage banking income.

NOTE 11  Deposits
Deposits at December 31 are summarized as follows:

($ IN THOUSANDS)                               1997          1996
 ................................................................................
Noninterest-bearing demand deposits         $  206,938    $  194,067
 ..........................................
Interest-bearing demand deposits               314,994       184,450
 ..........................................
Money market accounts                          183,032       177,665
 ..........................................
Savings accounts                                74,248        57,977
 ..........................................
Time deposits                                  967,330       666,891
--------------------------------------------------------------------------------
                                            $1,746,542    $1,281,050
--------------------------------------------------------------------------------

    Time deposits in excess of $100,000 totaled $231 million and $192 million at December 31, 1997 and 1996, respectively.

NOTE 12  Income Taxes
Income tax expense for the years ended December 31 consisted of the following:

($ IN THOUSANDS)                             1997      1996      1995
 ..................................................................................
CURRENTLY PAYABLE
Federal                                     $9,131    $5,009    $5,664
 ..........................................
State                                          638       518       259
----------------------------------------------------------------------------------
                                             9,769     5,527     5,923
----------------------------------------------------------------------------------
DEFERRED
Federal                                     (1,673)      432      (999)
 ..........................................
State                                           (4)       40        32
----------------------------------------------------------------------------------
                                            (1,677)      472      (967)
----------------------------------------------------------------------------------
  Total income taxes                        $8,092    $5,999    $4,956
----------------------------------------------------------------------------------

    Income taxes are different than tax expense computed by applying the statutory federal income tax rate of 35% for 1997, 1996 and 1995, to income before income taxes. The reasons for these differences are as follows:

($ IN THOUSANDS)                             1997      1996      1995
 ..................................................................................
Tax expense at statutory rate               $7,851    $5,766    $5,030
 ..........................................
Differences resulting from:
  Rehabilitation tax credit                    (97)     (100)      (30)
 ..........................................
  Change in valuation allowance for
    deferred
    tax assets                                  56        23        85
 ..........................................
  State tax, net of federal benefit            412       363       189
 ..........................................
  Nontaxable interest                         (445)     (402)     (329)
 ..........................................
  Other, net                                   315       349        11
----------------------------------------------------------------------------------
                                            $8,092    $5,999    $4,956
----------------------------------------------------------------------------------

              CAROLINA FIRST CORPORATION  35  1997 ANNUAL REPORT

    The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at December 31 are presented below:

($ IN THOUSANDS)                                    1997       1996
 ................................................................................
DEFERRED TAX ASSETS
Loan loss allowance deferred for tax purposes      $ 5,386    $3,302
 .................................................
Excess basis of intangible assets for financial
  reporting purposes over tax basis                    689       727
 .................................................
Net operating loss carryforwards                       607       382
 .................................................
Compensation expense deferred for tax reporting
  purposes                                           1,192        --
 .................................................
Other                                                  355       338
--------------------------------------------------------------------------------
                                                     8,229     4,749
    Less valuation allowance                           296       240
--------------------------------------------------------------------------------
                                                     7,933     4,509
--------------------------------------------------------------------------------
DEFERRED TAX LIABILITIES
Net loan fees deferred for tax purposes              1,094     1,094
 .................................................
Tax depreciation in excess of book depreciation      2,190     1,561
 .................................................
Unrealized gain on securities available for sale     3,696       249
 .................................................
Tax bad debt reserve recapture adjustment            1,233     1,183
 .................................................
Excess carrying value of assets acquired for
  financial reporting purposes over tax basis        1,092        --
 .................................................
Other                                                  682        87
--------------------------------------------------------------------------------
                                                     9,987     4,174
--------------------------------------------------------------------------------
    Net deferred tax assets (liabilities)          $(2,054)   $  335
--------------------------------------------------------------------------------

    A portion of the change in net deferred tax assets (liabilities) relates to unrealized gains on securities available for sale. The related current period deferred taxes of $3,447,000 have been recorded directly to shareholders' equity. Purchase acquisitions also increased net deferred tax liability by $619,000 during 1997. The balance of the change in net deferred tax assets results from the current period deferred tax benefit of $1,677,000. The net deferred tax asset (liability) is included in other assets (liabilities) in the accompanying consolidated balance sheets.
    The valuation allowance against the potential total deferred tax assets as of December 31, 1997 and 1996 relates to deductible temporary differences for state tax purposes. It is management's conclusion that the realization of the net deferred tax asset recorded is more likely than not. This conclusion is based upon taxable income in carryback years and conservative projections of taxable income in future years.
    The Company's income tax returns for 1994 and subsequent years are subject to review by the taxing authorities. There are no significant pending assessments from taxing authorities regarding taxation issues at the Company or its subsidiaries.

NOTE 13  Borrowed Funds
Short-term borrowings and their related weighted average interest rates at December 31 were:

                                    1997                   1996
                              -----------------      -----------------
($ IN THOUSANDS)               AMOUNT     RATE        AMOUNT     RATE
 ..................................................................................
Federal funds purchased       $     --      -- %     $ 15,000    6.88 %
 .............................
Repurchase agreements          112,161    5.22         72,144    4.99
 .............................
FHLB advances                       --      --         40,000    6.95
 .............................
Commercial paper                27,254    6.33         18,016    6.40
 .............................
Other                              324    7.55             29    7.72
----------------------------------------------------------------------------------
                              $139,739    5.44 %     $145,189    5.90 %
----------------------------------------------------------------------------------

    Total loans pledged to the FHLB for advances at December 31, 1997 were $154 million.
    Federal funds purchased represent unsecured overnight borrowings from other financial institutions by Carolina First Bank. Repurchase agreements represent short-term borrowings by Carolina First Bank with maturities ranging from 1 to 182 days collateralized by securities of the United States government or its agencies which are held by third-party safekeepers. FHLB advances represent borrowings from the FHLB of Atlanta by Carolina First Bank pursuant to lines of credit collateralized by a blanket lien on qualifying loans secured by first mortgages on 1-4 family residences. These advances have an initial maturity of one year or less with interest payable monthly. Commercial paper is issued by the Company with maturities less than 270 days. Other short-term borrowings represent the current portion of long-term debt.
    The maximum short-term borrowings outstanding at any month end were:

($ IN THOUSANDS)                                  1997        1996
 ................................................................................
Federal funds purchased and repurchase
  agreements                                    $113,421    $ 95,013
 ..............................................
FHLB advances                                    115,000     115,000
 ..............................................
Commercial paper and other short-term
  borrowings                                      27,578      18,587
 ..............................................
Aggregate short-term borrowings                  258,882     228,600
 ..............................................

    Average short-term borrowings during 1997, 1996 and 1995 were $169 million, $158 million and $137 million, respectively. The average interest rate on short-term borrowings during 1997, 1996 and 1995 were 5.61%, 5.47% and 6.00%, respectively.
    Interest expense on short-term borrowings for the years ended December 31 related to the following:

($ IN THOUSANDS)                              1997     1996     1995
 .................................................................................
Federal funds purchased and repurchase
  agreements                                 $4,859   $4,247   $3,613
 ...........................................
FHLB advances                                 3,355    3,563    4,310
 ...........................................
Other short-term borrowings                   1,274      847      273
---------------------------------------------------------------------------------
                                             $9,488   $8,657   $8,196
---------------------------------------------------------------------------------


             CAROLINA FIRST CORPORATION  36  1997 ANNUAL REPORT

NOTE 14  Unused Lines of Credit
At December 31, 1997, Carolina First Bank had unused short-term lines of credit to purchase federal funds from unrelated banks totaling $48,000,000. These lines of credit are available on a one-to-ten day basis for general corporate purposes of Carolina First Bank. All of the lenders have reserved the right to withdraw these lines at their option. At December 31, 1997, Carolina First Bank had an unused line of credit with the FHLB of Atlanta totaling $144 million.

NOTE 15  Long-Term Debt
Long-term debt at December 31 consisted of the following:

($ IN THOUSANDS)                                   1997       1996
 ................................................................................
9.00% Subordinated Notes; due September 1, 2005;
  interest payable quarterly                      $25,489    $25,361
 ................................................
Mortgage note payable; interest at 11.25% due
  December 31, 2012, with current annual
  payments of approximately $125,000                1,055      1,081
 ................................................
Employee stock ownership plan note payable to
  Centura Bank; due July 23, 2002; interest at
  Centura Bank's prime rate less 1.25% with
  monthly principal payments of $25,000             2,575         --
 ................................................
FHLB advances; interest at 5.87% due June 24,
  2002; interest payable quarterly                 10,000         --
--------------------------------------------------------------------------------
                                                  $39,119    $26,442
--------------------------------------------------------------------------------

    On May 18, 1995, the Company completed its public offering of the 9.00% Subordinated Notes. The Subordinated Notes are redeemable at the option of the Company, in whole or in part, at any time on or after September 1, 2000, at 100% of the principal amount plus accrued interest to the date of redemption.
    The principal maturities of long-term debt for the next five years subsequent to December 31, 1997 are $324,000 in 1998, $327,000 in 1999, $317,000
in 2000, $319,000 in 2001 and $11,697,000 in 2002.

NOTE 16  Commitments and
Contingent Liabilities
The Company is subject to various legal proceedings and claims which arise in the ordinary course of its business. Any litigation is vigorously defended by the Company and, in the opinion of management based on consultation with external legal counsel, any outcome of such litigation would not materially affect the Company's consolidated financial position or results of operations.
    On November 4, 1996, a derivative shareholder action was filed in Greenville County Court of Common Pleas against the Company, the majority of the Company's and Carolina First Bank's directors and certain executive and other officers. The named plaintiffs are the Company by and through certain minority shareholders. The Company filed a motion to dismiss with respect to all claims in this complaint, which was granted in December 1997. Plaintiffs have filed a motion for reconsideration and have the right to appeal the grant of the motion to dismiss. Plaintiffs allege as causes of action the following: conversion of corporate opportunity; fraud and constructive fraud; breach of fiduciary duty and constructive fiduciary fraud; and negligent management. The factual basis upon which these claims are made generally involves the payment to Company officers and other individuals of a bonus in stock held by the Company in Affinity (as a reward for their efforts in connection with the Company's procurement of stock in Affinity), statements to former shareholders in connection with the Company's acquisition of MNB, alleged misstatements in the Company's public filings, transactions between the Company and entities affiliated with a former director, and alleged mismanagement by certain executive officers involving financial matters and employee matters. The complaint seeks damages for the benefit of the Company aggregating $41 million and recision of the Affinity bonus.
    In an action instituted by the same attorneys bringing the above-mentioned derivative action, on December 31, 1996, certain individuals filed a class action lawsuit against the Company, Carolina First Bank, and a number of officers and directors of the Company and Carolina First Bank. In connection with the judge's granting the motion to dismiss in the above-referenced derivative action, the plaintiff's attorney has agreed to withdraw this lawsuit, without prejudice. In this class action lawsuit, plaintiffs allege that they are former shareholders of MNB and seek to represent a class of all MNB shareholders involved in the merger of MNB into Carolina First Bank, asserting that the defendants committed fraud, constructive fraud, and breach of fiduciary duty against the defendants by overstating earnings and thereby adversely affecting the consideration received by the MNB shareholders in connection with the merger of MNB into Carolina First Bank. The complaint seeks compensatory damages of approximately $1.8 million and punitive damages in an amount to be determined by a jury, attorneys' fees and other costs.

           CAROLINA FIRST CORPORATION  37  1997 ANNUAL REPORT

NOTE 17  Lease Commitments
Minimum rental payments under noncancelable operating leases at December 31, 1997 are as follows:

($ IN THOUSANDS)
 .............................................................................
1998                                                      $ 2,646
 .......................................................
1999                                                        2,399
 .......................................................
2000                                                        2,255
 .......................................................
2001                                                        2,104
 .......................................................
2002                                                        2,056
 .......................................................
Thereafter                                                 19,008
-----------------------------------------------------------------------------
                                                          $30,468
-----------------------------------------------------------------------------

    Leases on premises and equipment have options for extensions under substantially the same terms as in the original lease period with certain rate escalations. Lease payments charged to expense totaled $2,284,000, $1,830,000 and $1,484,000 in 1997, 1996 and 1995, respectively. The leases typically provide that the lessee pay property taxes, insurance and maintenance cost.

NOTE 18  Capital Stock
On January 4, 1996, the Company announced the redemption of the 7.50% Noncumulative Convertible Preferred Stock Series 1993 ("Series 1993 Preferred Stock"). The redemption date was February 5, 1996. Of the 435,121 shares of Series 1993 Preferred Stock outstanding, holders of 432,915 shares elected to convert into Common Stock. Consequently, the Company issued 871,425 shares of Common Stock.
    On January 25, 1996, the Company announced the redemption of the 7.32% Noncumulative Convertible Preferred Stock Series 1994 ("Series 1994 Preferred Stock"). The redemption date was February 29, 1996. Of the 909,750 shares of Series 1994 Preferred Stock outstanding, holders of 903,299 shares elected to convert into Common Stock. Consequently, the Company issued 1,700,670 shares of Common Stock.
    On February 1, 1997, all outstanding shares of the Series 1993B Cumulative Convertible Preferred Stock ("Series 1993B Preferred Stock") were converted into the Company's Common Stock. Consequently, the Company issued 108,341 shares of its Common Stock. Dividends declared on the Series 1993B Preferred Stock during 1996 were $63,000. No dividends were declared or paid on the Series 1993B Preferred Stock during 1997.
    On February 13, 1998, the Company completed the sale of 2.0 million shares of its Common Stock to certain overseas investors (exempt from registration provided by Regulation S under Securities act of 1933) and received net proceeds of approximately $39 million.

NOTE 19  Per Share Information
The Company has adopted the provisions of SFAS 128, "Earnings per Share" ("EPS"), for the year ended December 31, 1997. The presentation of primary and fully-diluted EPS has been replaced with a presentation of basic and diluted EPS. All prior-period EPS data have been restated to reflect the adoption of SFAS 128.
    The following is a summary of the earnings per share calculation for the years ended December 31:

($ IN THOUSANDS, EXCEPT SHARE
  DATA)                             1997          1996          1995
 ...................................................................................
BASIC
Net income                       $   14,340    $   10,474    $    9,414
 ...............................
Less dividends on preferred
  stock                                  --            63         2,752
-----------------------------------------------------------------------------------
Net income applicable to common
  shareholders (numerator)       $   14,340    $   10,411    $    6,662
-----------------------------------------------------------------------------------
Average common shares
  outstanding (denominator)      11,989,517    10,705,107     7,516,620
 ...............................
Per share amount                 $     1.19    $     0.97    $     0.89
 ...............................
DILUTED
Net income (numerator)           $   14,340    $   10,474    $    9,414
-----------------------------------------------------------------------------------
Average common shares
  outstanding                    11,989,517    10,705,107     7,516,620
 ...............................
Convertible preferred stock
  assumed converted                   4,174       527,745     3,506,829
 ...............................
Dilutive common stock options
  and warrants                      181,870       135,183       160,277
-----------------------------------------------------------------------------------
Average diluted shares
  outstanding (denominator)      12,175,561    11,368,035    11,183,726
-----------------------------------------------------------------------------------
Per share amount                 $     1.18    $     0.92    $     0.84
 ...............................

    The following options were outstanding at December 31, 1997 but were excluded from the calculation of diluted EPS because the exercise price was greater than the average market price of the common shares:

         NUMBER OF SHARES    OPTION PRICE
 .....................................................
              90,667            $21.56
              49,417             24.79
              49,417             28.03
              49,417             31.26

For the years ended 1996 and 1995, no options were outstanding with an exercise price greater than the average market price of the common shares.
    On December 18, 1996, the Company's Board of Directors declared a six-for-five stock split effected in the form of a 20% common stock dividend. This stock was issued on January 30, 1997, to common shareholders of record on January 15, 1997. A total of 1,870,130 shares of Common Stock were issued in connection with the six-for-five stock split. The stated par value of each share was not changed from $1. Share and per share data have been restated to reflect this stock split.

          CAROLINA FIRST CORPORATION  38  1997 ANNUAL REPORT

NOTE 20  Restriction of Dividends
The ability of the Company to pay cash dividends over the long term is dependent upon receiving cash in the form of dividends from its subsidiaries. South Carolina's banking regulations restrict the amount of dividends that Carolina First Bank can pay. All dividends paid from Carolina First Bank are subject to the prior approval of the Commissioner of Banking and payable only from the retained earnings of Carolina First Bank. At December 31, 1997, Carolina First Bank's retained earnings were $40,197,000.

NOTE 21  Regulatory Capital
Requirements
The Company and Carolina First Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and Carolina First Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Carolina First Bank must meet specific capital guidelines that involve quantitative measures of the Company's and Carolina First Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's and Carolina First Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.
    Quantitative measures established by regulation to ensure capital adequacy require the Company and Carolina First Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulation) to risk-weighted assets (as defined) and to average assets (as defined). Management believes, as of December 31, 1997, that the Company and Carolina First Bank met all capital adequacy requirements.
    As of the most recent regulatory examination, the Company and Carolina First Bank were deemed well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Company and Carolina First Bank must maintain minimum total risk-based, Tier 1 based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events, since that examination that management believes have changed the institution's category.
    Following are the required and actual capital amounts and ratios for the Company and Carolina First Bank as of December 31, 1997 and 1996:

                                                            TO BE WELL
                                                            CAPITALIZED
                                                           UNDER PROMPT
                                         FOR CAPITAL        CORRECTIVE
                                          ADEQUACY            ACTION
                        ACTUAL            PURPOSES:         PROVISIONS:
                    ---------------    ---------------    ---------------
($ IN THOUSANDS)     AMOUNT   RATIO     AMOUNT   RATIO     AMOUNT   RATIO
 .....................................................................................
AS OF DECEMBER 31, 1997
THE COMPANY
Total capital to
 risk weighted
 assets             $180,095  11.15%   $129,190  8.00 %   $161,487  10.00%
 ...................
Tier 1 capital to
 risk weighted
 assets              138,405   8.57      64,595  4.00       96,892   6.00
 ...................
Tier 1 capital to
 average assets      138,405   6.60      83,930  4.00      104,913   5.00
 ...................
CAROLINA FIRST BANK
Total capital to
 risk weighted
 assets              170,736  10.31     132,483  8.00      165,604  10.00
 ...................
Tier 1 capital to
 risk weighted
 assets              155,673   9.40      66,241  4.00       99,362   6.00
 ...................
Tier 1 capital to
 average assets      155,673   7.51      82,878  4.00      103,597   5.00
 ...................

AS OF DECEMBER 31, 1996
THE COMPANY
Total capital to
 risk weighted
 assets              $124,444  10.39%    $95,792  8.00 %    $119,740  10.00%
 ....................
Tier 1 capital to
 risk weighted
 assets                87,874   7.34      47,896  4.00        71,844   6.00
 ....................
Tier 1 capital to
 average assets        87,874   5.64      62,312  4.00        77,889   5.00
 ....................
CAROLINA FIRST BANK
Total capital to
 risk weighted
 assets               118,523  10.06      94,257  8.00       117,821  10.00
 ....................
Tier 1 capital to
 risk weighted
 assets               107,377   9.11      47,128  4.00        70,692   6.00
 ....................
Tier 1 capital to
 average assets       107,377   6.98      61,538  4.00        76,922   5.00
 ....................

NOTE 22  Financial Instruments With
Off-Balance-Sheet Risk
In the normal course of business, to meet the financing needs of its customers, the Company is a party to financial instruments with off-balance-sheet risk. These financial instruments include commitments to extend credit, standby letters of credit, repurchase agreements and documentary letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets.
    The Company's exposure to credit loss in the event of non-performance by the other party to the financial instrument is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

          CAROLINA FIRST CORPORATION  39  1997 ANNUAL REPORT

    Commitments to extend credit are agreements to lend as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation.
    Loan commitments and letters of credit at December 31, 1997 include the following:

($ IN THOUSANDS)
 .............................................................................
Unused credit card lines                                 $333,170
 .......................................................
Other loan commitments                                    168,523
 .......................................................
Standby letters of credit                                  16,152
 .......................................................
Documentary letters of credit                               5,139
 .......................................................

    At December 31, 1997, the Company had executed simultaneous repurchase/reverse repurchase transactions with customers with total principal amounts of approximately $100 million which are not reflected in the accompanying balance sheets.
    The total portfolios of loans serviced or sub-serviced for non-affiliated parties at December 31, 1997 and 1996 were $1,346 million and $1,141 million, respectively.

NOTE 23  Related Party Transactions
The Company has entered into a series of transactions with entities whose Chief Executive Officer was a director of the Company until 1996. These transactions include the purchase of branches from Republic National Bank, the purchase of the credit card receivables from Republic National Bank, the purchase of mortgage servicing rights from Resource Bancshares Mortgage Group, Inc., the purchase of lease financing receivables from Republic Leasing Company, Inc. and the purchase of RPG. Carolina First Bank has also entered into servicing and solicitation agreements with Republic National Bank pursuant to its credit card accounts.
    During the years ended December 31, 1997, 1996 and 1995, lease payments aggregating approximately $27,000, $27,000 and $167,000, respectively, were made to affiliates of directors or companies in which certain directors have an interest.
    These transactions, agreements and lease payments were made in the ordinary course of business and were on terms comparable to those which would have been obtained between unrelated parties.

NOTE 24  Stock Compensation Plans
The Company has a Restricted Stock Plan for awards to certain key employees. Under the Restricted Stock Plan, the Company may grant Common Stock to its employees for up to 500,000 shares. All shares granted under the Restricted Stock Plan are subject to restrictions as to continuous employment for a specified time period following the date of grant. During this period, the holder is entitled to full voting rights and dividends. At December 31, 1997, there were 39,505 shares (adjusted for stock dividends and split) of restricted stock outstanding. Deferred compensation representing the fair market value of the stock at the date of grant is being amortized over a five-year vesting period, with $426,000 charged to expense in 1997, $428,000 in 1996 and $338,000 in 1995.
    The Company has a Stock Option Plan, a Directors' Stock Option Plan, warrants to MNB organizers and options acquired from Lowcountry (collectively referred to as stock-based option plans). Under the Stock Option Plan, the Company may grant options to its employees for up to 1,500,000 shares of Common Stock. The exercise price of each option either equals or exceeds the fair market value of the Company's Common Stock on the date of grant, and an option's maximum term is ten years. Options are exercisable as specified in the agreement, typically on a cumulative basis over a three to five-year period. Under the Directors' Stock Option Plan, non-employee directors of the Company and subsidiaries receive an option to acquire 1,000 shares of Common Stock on May 1 of each year. The exercise price of each directors' option equals the fair market value of the Company's Common Stock on the date of grant. Directors' options are exercisable at any time during the period of time beginning ten months from the grant date and ending on the tenth anniversary of the grant date. Each of MNB's organizers received one nontransferable warrant to purchase one share of MNB's common stock for each share they had committed to purchase in the 1988 initial offering. The exercise price of the warrants is $4.81 per share, and the warrants are exercisable at any time until their expiration on December 7, 1998.

            CAROLINA FIRST CORPORATION  40  1997 ANNUAL REPORT

    The Company applies APB Opinion 25 in accounting for the stock-based option plans which are described in the preceding paragraph. Accordingly, no compensation expense has been recognized for the stock-based option plans. Had compensation cost been recognized for the stock-based option plans applying the fair-value-based method as prescribed by SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

($ IN THOUSANDS, EXCEPT SHARE DATA)             1997         1996
 ...............................................................................
NET INCOME
As reported                                    $14,340      $10,474
 .............................................
Pro forma                                       12,566(1)    10,039
 .............................................
BASIC EARNINGS PER SHARE
As reported                                       1.19         0.97
 .............................................
Pro forma                                         1.05         0.93
 .............................................
DILUTED EARNINGS PER SHARE
As reported                                       1.18         0.92
 .............................................
Pro forma                                         1.03         0.88
 .............................................

(1) Approximately $1.5 million of the option expense (after-tax) in 1997 was related to options acquired from Lowcountry.
    The effects of applying SFAS 123 may not be representative of the effects on reported net income in future years.
    The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997, 1996 and 1995: dividend yield of 3.25% for all years; expected volatility of 38% for all years; risk-free interest rate of 6.06%, 6.59% and 6.57%, respectively; and expected lives of 7.5 years for all plans in all years.
    The following is a summary of the activity under the stock-based option plans for the years 1997, 1996 and 1995. The information has been adjusted for all stock dividends and the six-for-five stock split.

                              1997                 1996                 1995
                       -------------------  -------------------  ------------------
                                 WEIGHTED             WEIGHTED            WEIGHTED
                                  AVERAGE              AVERAGE             AVERAGE
                                 EXERCISE             EXERCISE            EXERCISE
                        SHARES     PRICE     SHARES     PRICE    SHARES     PRICE
 ...............................................................................................
Outstanding, January 1  384,644   $ 10.95    390,376   $  7.74   377,709   $  6.43
 ......................
Granted:
 ......................
 Price = Fair Value     230,157     18.06    147,950     15.35    93,270     11.54
 ......................
 Price > Fair Value     152,651     27.68
 ......................
 Price < Fair Value
   (from Lowcountry
   acquisition)         185,639      6.93
 ......................
Cancelled               (19,493)    12.59    (36,222)    12.02    (3,925)    10.42
 ......................
Exercised               (81,422)     7.51   (117,460)     5.27   (76,678)     5.78
-----------------------------------------------------------------------------------------------
Outstanding, December
 31                     852,176   $ 15.28    384,644   $ 10.95   390,376   $  7.74
-----------------------------------------------------------------------------------------------
Exercisable, December
 31                     386,528   $  9.04    234,045   $  9.05   254,352   $  5.86
-----------------------------------------------------------------------------------------------
Weighted-average fair
 value of options
 granted during the
 year                  $  18.69             $  15.35              $11.54
-----------------------------------------------------------------------------------------------

    The following table summarizes information about stock options outstanding under the stock-based option plans at December 31, 1997:

                                     OPTIONS OUTSTANDING                           OPTIONS EXERCISABLE
                     ---------------------------------------------------     --------------------------------
                                                WEIGHTED-
                                                 AVERAGE       WEIGHTED-                            WEIGHTED-
                                                REMAINING       AVERAGE                              AVERAGE
    RANGE OF         NUMBER OUTSTANDING AS     CONTRACTUAL     EXERCISE      NUMBER EXERCISABLE     EXERCISE
 EXERCISE PRICES          OF 12/31/97             LIFE           PRICE         AS OF 12/31/97         PRICE
 .........................................................................................................................
 $ 4.81 to $ 5.33           117,310            4.4 YEARS        $  5.01            117,310           $  5.01
 $ 6.35 to $ 8.00           115,681            7.0                 7.57            115,681              7.57
 $ 9.09 to $12.71           106,737            6.9                11.09             70,368             10.76
 $14.58 to $15.69           213,682            9.0                15.25             61,689             14.62
 $15.73 to $21.56           150,515            9.5                19.67             21,480             17.39
 $24.79 to $31.26           148,251            10.0               28.03                 --                --
-------------------------------------------------------------------------------------------------------------------------
 $ 4.81 to $31.26           852,176            8.1 YEARS        $ 15.28            386,528           $  9.04
-------------------------------------------------------------------------------------------------------------------------

NOTE 25  Employee Benefits
The Company maintains the Carolina First Salary Reduction Plan and Trust for all eligible employees of the Company. Upon ongoing approval of the Board of Directors, the Company matches employee contributions equal to five percent of compensation subject to certain adjustments and limitations. Contributions of $873,000, $777,000 and $496,000 were charged to operations in 1997, 1996 and
1995, respectively.
    The Company maintains the Carolina First Employee Stock Ownership Plan ("ESOP") for all eligible employees. Contributions are at the discretion of, and determined annually by the Board of Directors, and may not exceed the maximum amount deductible under the applicable section of the Internal Revenue Code. For the years ended December 31, 1997, 1996 and 1995, contributions of $346,000, $306,000 and $901,000, respectively, were charged to operations.
    The ESOP has a loan used to acquire shares of stock of the Company. Such stock is pledged as collateral for the loan. In accordance with the requirements of the American Institute of Certified Public Accountants Statements of Position 76-3 and 93-6, the Company presents the outstanding loan amount as other borrowed money and as a reduction of shareholders' equity in the accompanying consolidated balance sheets (Note 15). Company contributions to the ESOP are the primary source of funds used to service the debt.
    On January 24, 1996, the Company's Board of Directors awarded 6,289 shares (before a 106-for-1 stock split) of Affinity common stock to certain officers of the Company deemed most responsible for the Company's investment in Affinity. Fair value of the Affinity stock award as determined by an independent third party appraisal was $587,000 which was recorded as compensation expense and gain on sale of securities.

             CAROLINA FIRST CORPORATION  41  1997 ANNUAL REPORT

NOTE 26  Noninterest Expenses
The significant components of sundry noninterest expenses for the years ended December 31 are presented below:

($ IN THOUSANDS)                 1997           1996           1995
 ...................................................................................
Advertising                    $   1,647      $     821      $   1,427
 ...........................
Telephone                          1,362          1,144          1,066
 ...........................
Postage                            1,349          1,105          1,127
 ...........................
Stationery, supplies and
  printing                         1,321          1,183          1,037
 ...........................
Professional fees                    866            917            783
 ...........................
Legal fees, other than
  loan-related                       541          1,048            486
 ...........................
Other real estate owned &
  other losses                       416          2,120            364
 ...........................
Federal deposit insurance
  premiums                           494            469          1,983
 ...........................
Credit card solicitation
  charges                             --            383          1,910
 ...........................
Other                              7,413          6,233          5,426
-----------------------------------------------------------------------------------
                               $  15,409      $  15,423      $  15,609
-----------------------------------------------------------------------------------

Noninterest expenses for 1996 include a Savings Association Insurance Fund ("SAIF") special assessment of $1,184,000 (pre-tax). This one-time assessment was required due to the merger of the Bank Insurance Fund ("BIF"), the primary deposit insurance fund for commercial banks, with the SAIF, the primary deposit insurance fund for thrifts and savings banks. All members of the SAIF, including non-thrift institutions such as Carolina First Bank which have acquired deposits from thrift institutions, were required to pay a one-time assessment of 0.657% of SAIF-insured deposit balances as of March 31, 1995. The Company paid this special assessment in the fourth quarter of 1996.

NOTE 27  Parent Company Financial Information
The following is condensed financial information of Carolina First Corporation (Parent Company only):

                                                      CONDENSED BALANCE SHEETS
                                                                                                           YEARS ENDED DECEMBER 31,
($ IN THOUSANDS)                                                                                             1997             1996
 ....................................................................................................................................
ASSETS
Cash                                                                                                       $ 16,284         $  5,987
 ..........................................................................................................
Investment in subsidiaries:
  Bank subsidiary                                                                                           212,273          121,722
 ..........................................................................................................
  Nonbank subsidiaries                                                                                       10,904            3,351
------------------------------------------------------------------------------------------------------------------------------------
Total investment in subsidiaries                                                                            223,177          125,073
 ..........................................................................................................
Receivable from subsidiaries                                                                                 12,847           14,392
 ..........................................................................................................
Premises and equipment                                                                                          203              169
 ..........................................................................................................
Other investments                                                                                             3,716              120
 ..........................................................................................................
Other assets                                                                                                  4,307            3,598
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                           $260,534         $149,339
------------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Accrued expenses and other liabilities                                                                     $  3,257         $    972
 ..........................................................................................................
Borrowed funds                                                                                               55,618           43,403
 ..........................................................................................................
Shareholders' equity                                                                                        201,659          104,964
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                           $260,534         $149,339
------------------------------------------------------------------------------------------------------------------------------------


              CAROLINA FIRST CORPORATION  42  1997 ANNUAL REPORT

                                                  CONDENSED STATEMENTS OF INCOME
                                                                                                    YEARS ENDED DECEMBER 31,
($ IN THOUSANDS)                                                                            1997            1996             1995
 ...................................................................................................................................
INCOME
Equity in undistributed net income of subsidiaries                                         $11,454         $ 6,360         $ 11,272
 .......................................................................................
Interest income from subsidiaries                                                            1,407             787               71
 .......................................................................................
Dividend income from subsidiaries                                                            4,885           6,500               --
 .......................................................................................
Sundry                                                                                       1,755           1,810              907
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                            19,501          15,457           12,250
-----------------------------------------------------------------------------------------------------------------------------------
EXPENSES
Interest on borrowed funds                                                                   3,744           3,199            1,503
 .......................................................................................
Deferred compensation                                                                          426           1,015              338
 .......................................................................................
Shareholder communications                                                                     288             276              255
 .......................................................................................
Sundry                                                                                       1,810           2,049            1,850
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                             6,268           6,539            3,946
-----------------------------------------------------------------------------------------------------------------------------------
Income before taxes                                                                         13,233           8,918            8,304
 .......................................................................................
Income tax benefits                                                                          1,107           1,556            1,110
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                 $14,340         $10,474         $  9,414
-----------------------------------------------------------------------------------------------------------------------------------

                       CONDENSED STATEMENTS OF CASH FLOW

                                                                                                  YEARS ENDED DECEMBER 31,
($ IN THOUSANDS)                                                                           1997             1996             1995
 ...................................................................................................................................
OPERATING ACTIVITIES
Net income                                                                               $ 14,340         $ 10,474         $  9,414
 .....................................................................................
Adjustments to reconcile net income to net cash provided by operations
Equity in undistributed net income of subsidiaries                                        (11,454)          (6,360)         (11,272)
 .....................................................................................
Depreciation                                                                                   20               18               16
 .....................................................................................
Increase in other liabilities                                                               1,007              214              583
 .....................................................................................
(Increase) decrease in other assets                                                          (283)             101            2,342
-----------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                                   3,630            4,447            1,083
-----------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Investment in bank subsidiary                                                                  --               --          (25,100)
 .....................................................................................
Investment in nonbank subsidiaries                                                         (2,820)          (1,235)              --
 .....................................................................................
Net decrease (increase) in loans to subsidiaries                                            1,545          (14,240)              76
 .....................................................................................
(Increase) decrease in other investments                                                   (3,449)           1,324             (441)
 .....................................................................................
(Increase) decrease in fixed assets, net                                                      (54)             (50)             210
 .....................................................................................
Blue Ridge merger                                                                              --               --              804
-----------------------------------------------------------------------------------------------------------------------------------
Net cash used for investing activities                                                     (4,778)         (14,201)         (24,451)
-----------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Increase in borrowings, net                                                                 9,515           15,685            2,355
 .....................................................................................
Issuance of long-term debt                                                                  2,700               --           25,237
 .....................................................................................
Cash dividends paid                                                                        (2,688)          (3,130)          (4,221)
 .....................................................................................
Other                                                                                       1,918            1,453            1,432
-----------------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                                  11,445           14,008           24,803
-----------------------------------------------------------------------------------------------------------------------------------
Net increase in cash and due from banks                                                    10,297            4,254            1,435
 .....................................................................................
Cash at beginning of year                                                                   5,987            1,733              298
-----------------------------------------------------------------------------------------------------------------------------------
Cash at end of year                                                                      $ 16,284         $  5,987         $  1,733
-----------------------------------------------------------------------------------------------------------------------------------

              CAROLINA FIRST CORPORATION  43  1997 ANNUAL REPORT

NOTE 28  Fair Value of Financial
Instruments
SFAS 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information, whether or not recognized in the statement of financial position, when it is practicable to estimate the fair value. SFAS 107 defines a financial instrument as cash, evidence of an ownership interest in an entity or contractual obligations which require the exchange of cash or other financial instruments. Certain items are specifically excluded from the disclosure requirements, including the Company's common and preferred stock, premises and equipment, accrued interest receivable and payable and other assets and liabilities.
    Fair value approximates book value for the following financial instruments due to the short-term nature of the instrument: cash and due from banks, interest-bearing bank balances, federal funds purchased and repurchase agreements and other short-term borrowings.
    Fair value for variable rate loans that reprice frequently is based on the carrying value. Fair value for mortgage loans, consumer loans and all other loans (primarily commercial and industrial loans) with fixed rates of interest is based on the discounted present value of the estimated future cash flows less the allowance for loan losses. Discount rates used in these computations approximate the rates currently offered for similar loans of comparable terms and credit quality.
    The carrying amount for loan commitments and letters of credit, which are off-balance-sheet financial instruments, approximates the fair value since the obligations are typically based on current market rates.
    Fair value for demand deposit accounts and interest-bearing accounts with no fixed maturity date is equal to the carrying value. Certificate of deposit accounts are estimated by discounting cash flows from expected maturities using current interest rates on similar instruments.
    Fair value for long-term debt is based on discounted cash flows using the Company's current incremental borrowing rate. Investment securities are valued using quoted market prices.
    The Company has used management's best estimate of fair value based on the above assumptions. Thus, the fair values presented may not be the amounts which could be realized in an immediate sale or settlement of the instrument. In addition, any income taxes or other expenses which would be incurred in an actual sale or settlement are not taken into consideration in the fair values presented.
    The estimated fair values of the Company's financial instruments at December 31 were as follows:

                                                                                     1997                          1996
                                                                           -------------------------     -------------------------
                                                                            CARRYING         FAIR         CARRYING         FAIR
($ IN THOUSANDS)                                                             AMOUNT         VALUE          AMOUNT         VALUE
 ..................................................................................................................................
FINANCIAL ASSETS
Cash and due from banks                                                    $   73,326     $   73,326     $   86,322     $   86,322
 .......................................................................
Interest-bearing bank balances                                                 34,703         34,703         26,037         26,037
 .......................................................................
Trading securities                                                              2,349          2,349          2,005          2,005
 .......................................................................
Securities available for sale                                                 262,329        262,329        213,889        213,889
 .......................................................................
Securities held to maturity                                                    33,855         34,494         29,465         29,861
 .......................................................................
Loans receivable                                                            1,586,204      1,663,269      1,113,485      1,191,583
 .......................................................................
FINANCIAL LIABILITIES
Deposit liabilities                                                         1,746,542      1,785,360      1,281,050      1,303,304
 .......................................................................
Federal funds purchased and repurchase agreements                             112,161        112,161         87,144         87,144
 .......................................................................
Short-term borrowings                                                          27,578         27,772         58,045         58,045
 .......................................................................
Long-term debt                                                                 39,119         39,301         26,442         27,594
 .......................................................................


             CAROLINA FIRST CORPORATION  44  1997 ANNUAL REPORT

NOTE 29  Quarterly Operating Results (Unaudited)
The following is a summary of the unaudited consolidated quarterly results of the Company for the years ended December 31:

                                    FIRST QUARTER            SECOND QUARTER             THIRD QUARTER            FOURTH QUARTER
($ IN THOUSANDS,               -----------------------   -----------------------   -----------------------   -----------------------
  EXCEPT SHARE DATA)           1997         1996         1997         1996         1997         1996         1997         1996
 ....................................................................................................................................
Interest income                   $30,392      $28,097      $31,950      $28,530      $34,919      $30,013      $38,445      $30,232
 .............................
Interest expense                   14,940       14,670       16,089       14,617       17,967       15,278       20,004       15,237
------------------------------------------------------------------------------------------------------------------------------------
Net interest income                15,452       13,427       15,861       13,913       16,952       14,735       18,441       14,995
 .............................
Provision for loan losses           2,952        1,500        3,041        1,775        3,610        4,896        2,043        2,092
------------------------------------------------------------------------------------------------------------------------------------
Net interest income after
  provision for loan losses        12,500       11,927       12,820       12,138       13,342        9,839       16,398       12,903
 .............................
Noninterest income                  3,092        4,290        6,604        3,623        5,526        8,662        4,393        4,766
 .............................
Noninterest expenses               12,866       12,679       12,239       11,677       13,173       14,792       13,965       12,527
------------------------------------------------------------------------------------------------------------------------------------
Income before taxes                 2,726        3,538        7,185        4,084        5,695        3,709        6,826        5,142
 .............................
Income taxes                        1,009        1,310        2,524        1,412        2,057        1,374        2,502        1,903
------------------------------------------------------------------------------------------------------------------------------------
Net income                          1,717        2,228        4,661        2,672        3,638        2,335        4,324        3,239
 .............................
Dividends on preferred stock           --           16           --           16           --           16           --           15
------------------------------------------------------------------------------------------------------------------------------------
Net income applicable to
  common shareholders             $ 1,717      $ 2,212      $ 4,661      $ 2,656      $ 3,638      $ 2,319      $ 4,324      $ 3,224
------------------------------------------------------------------------------------------------------------------------------------
Net income per
  common share:*
  Basic                           $  0.15      $  0.23      $  0.41      $  0.24      $  0.31      $  0.21      $  0.32      $  0.29
 .............................
  Diluted                            0.15         0.20         0.41         0.23         0.30         0.21         0.32         0.28
 .............................
Average common shares
  outstanding:*
  Basic                        11,304,437    9,372,229   11,371,845   11,087,197   11,855,443   11,143,303   13,426,341   11,217,697
 .............................
  Diluted                      11,478,383   11,322,677   11,484,690   11,354,278   12,059,301   11,367,673   13,716,837   11,425,182
 .............................

*PER SHARE DATA HAVE BEEN RESTATED TO REFLECT THE STOCK SPLIT.

             CAROLINA FIRST CORPORATION  45  1997 ANNUAL REPORT

                                     (logo)


                                    Directory


BOARDS OF DIRECTORS
 ................................................................................

R. Cobb Bell(0)
Certified Public Accountant

Claude M. Epps, Jr.(0)
Shareholder
Bellamy, Rutenberg, Copeland, Epps, Gravely, Bowers P.A.
Attorneys at Law

Judd B. Farr+(0)
President
Greenco Beverage Co., Inc.

C. Claymon Grimes, Jr.+(0)
Attorney

M. Dexter Hagy+(0)
Principal, Vaxa Capital
Management
Chairman, BPM Technology, Inc.

Keith C. Hinson(0)
President
Waccamaw Land and Timber

Michael R. Hogan(0)
President
Puckett, Scheetz & Hogan

William S. Hummers III+(0)
Executive Vice President
and Chief Financial Officer
Carolina First Corporation
Executive Vice President
Carolina First Bank

James J. Johnson(0)
President and Treasurer
Dargan Construction Company, Inc.

Vernon E. Merchant, Jr., M.D.+(0)
Surgeon

David L. Morrow(0)
Executive Vice President
Carolina First Bank

William R. Phillips+(0)
Retired
Investment Advisor

Walter J. Roberts, Jr., M.D.(0)
Internist
Medical Director SCMA-PCN

H. Earle Russell, Jr., M.D.+(0)
Surgeon
Greenville Surgical Associates

Jasper Salmond(0)
Senior Marketing Coordinator
Wilbur Smith Associates

Charles B. Schooler, O.D.+(0)
Optometrist

Elizabeth P. Stall+(0)
Investments

Eugene E. Stone IV+(0)
Chief Executive Officer
Umbro International, Inc.

David H. Swinton, Ph.D.(0)
President
Benedict College

James W. Terry, Jr.(0)
President
Carolina First Bank

William R. Timmons, Jr.+(0)
Chairman
Carolina First Corporation
Chairman
Canal Insurance Company

David C. Wakefield III+(0)
Partner
Wakefield Associates

Mack I. Whittle, Jr.+(0)
President and
Chief Executive Officer
Carolina First Corporation
Chairman and
Chief Executive Officer
Carolina First Bank

Thomas C. "Nap" Vandiver
Chairman Emeritus
Carolina First Bank


ADVISORY BOARD MEMBERS
 ................................................................................

Anderson
James W. Braswell, Jr.
A. Reese Fant
Daniel J. Fleming, M.D.
William W. Jones
D. Gray Suggs

Columbia/Midlands
Thomas N. Bagnal, Jr.
T. Moffatt Burriss
John Ducate, Jr.
S. Stanley Juk, Jr., M.D., FACC
Jerry Kline
Robert C. Pulliam
James T. Tharp
Grace G. Young

Georgetown County
Alan S. Altman
T.M. Andrews
James H. Call
Douglas G. Mahon III
Robert B. Plowden, Jr.
Julian A. Reynolds, Jr.
R. Frank Swinnie, Jr.

Greenville
Alfred N. Bell, Jr.
Nesbit Q. Cline, Sr.
R. Jack Dill, Sr.
Henry W. Holseberg
R. Montague Laffitte, Jr., M.D.
A. Foster McKissick III
Mary Louise Mims
James B. Orders III
E. Hays Reynolds III
Porter B. Rose
Jimmie Tate
Morris E. Williams, M.D.

Hardeeville
Edith Brown
Richard Crosby
Ronald Harvey
J. Willock Horton
David A. Lassiter
Gertrude Harvey Leonard

Horry County
W. Scott Brandon
H. Eugene Butler III, D.M.D.
Donald M. Carriker
Edward C. Cribb, Jr.
Roger E. Grigg
Debby Leonard
Luther O. McCutchen III
Daniel W. R. Moore, Sr.
Edward L. Proctor, Jr., M.D.
Jonathan Smith

Lake City
Marlene T. Askins
Joe F. Boswell
Matthew C. Brown
Roger K. Kirby
Laura Landrum
James C. Lynch, Sr.
E. Leroy Nettles, Jr.
L.L. Propst, Jr.
William J. Sebnick

Newberry
Dan H. Hamm, Jr.
Terry L. Koon
Heyward D. Shealy
C. Gurnie Stuck

Piedmont
Max W. Kennedy
Al McAbee, Jr.
John McCoy

Ridgeland
G. Dwaine Malphrus, Jr.
F.A. Nimmer
R. Bailey Preacher
H. Klugh Purdy
Harold H. Wall

Swansea
Paul E. Argoe
J.E. Hendrix
Roy Lucas
Mary Lewis Smith
Lawrence Kit Spires


Legend: +Carolina First Corporation  (0)Carolina First Bank


        CAROLINA FIRST CORPORATION      46   1997 ANNUAL REPORT

PRINCIPAL OFFICERS
 ................................................................................

Charles D. Chamberlain
Executive Vice President
Carolina First Bank

C. Daniel Dobson, Jr.
Executive Vice President
Carolina First Mortgage Company

William S. Hummers III
Executive Vice President and
Chief Financial Officer
Carolina First Corporation
Executive Vice President
Carolina First Bank

David L. Morrow
Executive Vice President
Carolina First Bank

Joseph C. Reynolds
President
Carolina First Mortgage Company

Merwin L. Rogers
Executive Vice President
Carolina First Bank

Wade H. Shugart
Executive Vice President
Carolina First Bank

H. Bryce Solomon, Jr.
President
Blue Ridge Finance Company

James W. Terry, Jr.
President
Carolina First Bank

Alan H. Verch
Executive Vice President
Carolina First Mortgage Company

Mack I. Whittle, Jr.
President and Chief Executive Officer
Carolina First Corporation
Chairman and Chief Executive Officer
Carolina First Bank


BANKING OFFICES
 ................................................................................

Abbeville
100 West Greenwood Street
864-459-5472

Aiken
Main Office
142 Chesterfield Street, S.E.
803-649-9991

2286 Whiskey Road
803-642-0300

Anderson
Main Office
201 North Main Street
864-224-3401

2918 North Main Street
864-260-6258

2808 South Main Street
864-260-6261

306 Highway 28 By-pass
864-260-6266

Wal-Mart
3812 Liberty Highway
864-231-5950

Andrews
201 South Morgan Avenue
803-264-3571

Belton
214 O'Neal Street
864-338-6313

Bennettsville
405 East Main Street
803-479-1121

Calhoun Falls
205 E. Savannah Street
864-447-8541

Chapin
260 Columbia Avenue
803-345-1066

Charleston
Main Office
1 Broad Street
803-769-2929

586 E. Bay Street (Drive-up)
803-769-2926

852 Orleans Road
803-763-0072

Columbia
Main Office
1225 Lady Street
803-540-2700

1940 Blossom Street
803-771-8919

Columbia Mall
7171 Two Notch Road
803-253-7873

Kroger at Decker Boulevard
2500 Decker Boulevard
803-929-5397

1420 Lady Street
803-929-5372

380 St. Andrews Road
803-929-5376

7389 Sumter Highway
803-253-8893

Trenholm Plaza
4840 Forest Drive
803-253-8890

10000 Two Notch Road
803-253-8888

Edgefield
309 Main Street
803-637-3147

Garden City
Kroger at Garden City
2939 Highway 17
803-357-4800

Georgetown
Main Office
1031 Front Street
803-546-4163

706 N. Fraser St. (Drive-up)
803-546-6100

Greenville
Main Office
102 South Main Street
864-255-7900

101 Cleveland Street
864-255-7904

200 East Camperdown Way
864-255-4763

917 Haywood Road
864-255-7917

1295 South Pleasantburg Drive
864-239-6432

1450 Wade Hampton Boulevard
864-255-4900

1216 Woodruff Road
864-239-4650

Blue Ridge Finance Company
355 Woodruff Road
Suite 210
864-458-7134

Greenwood
302 Hampton Avenue
864-229-4955

Hardeeville
114 North Coastal Highway
803-784-2216

Hilton Head
401 William Hilton Parkway
803-689-2707

Honea Path
509 East Greer Street
864-369-0037

Irmo
1265 Lake Murray Boulevard
803-748-7008

Isle of Palms
1202-A Palm Boulevard
803-886-9515

Johnston
406 Lee Street
803-275-4467

Lake City
133 West Main Street
803-394-8563

Lexington
575 Columbia Avenue
803-356-8500

Litchfield
1 WallStreet
803-237-9111

Mauldin
305 Neely Ferry Road
864-234-3180

McColl
114 Main Street
803-523-5381

Moncks Corner
601 East Main Street
803-761-1101

Mt. Pleasant
875 Lowcountry Boulevard
803-881-0715

Myrtle Beach
Main Office
2003 Oak Street
803-448-9458

Kroger at Galleria
9608 Highway 17 North
803-497-2567

Newberry
2633 Winnsboro Road
803-321-0433

North Myrtle Beach
Kroger at North
Myrtle Beach
781 Main Street
803-249-3781

Pendleton
1001 South Mechanic Street
864-646-8308

Piedmont
15 Main Street
864-845-7563

Highway 153
864-295-3777

Prosperity
305 Main Street
803-364-7300

Ridgeland
114 North Green Street
803-726-5518

Simpsonville
Wal-Mart
3950 Grandview Drive
864-963-1191

Summerville
1900 Old Trolley Road
803-871-1676

Surfside
Kroger at Surfside
5900 Highway 17 South
803-238-0301

Swansea
200 South Brecon Avenue
803-568-2133

Taylors
3406 Wade Hampton Boulevard
864-239-4680

        CAROLINA FIRST CORPORATION      47     1997 ANNUAL REPORT

                                     (logo)
                             Shareholder Information


STOCK LISTING
Carolina First Corporation common stock is traded on The Nasdaq Stock Market's National Market under the symbol, CAFC. At December 31, 1997, there were 3,893 common shareholders of record.

MARKET MAKERS
J.C. Bradford & Co.
Fox-Pitt, Kelton Inc.
Friedman, Billings, Ramsey & Co. Inc.
Interstate/Johnson Lane
Keefe, Bruyette & Woods, Inc.
Morgan Keegan & Company, Inc.
The Robinson-Humphrey Company, Inc.
Sterne, Agee & Leach
Wheat First Union

DIVIDEND CALENDAR
Dividends, if approved by the Board of Directors, are customarily paid to shareholders of record as follows:
Record Dates: January 15, April 15, July 15 and October 15.
Payment Dates: February 1, May 1,
August 1 and November 1.



ANNUAL MEETING
The Annual Meeting of Shareholders of Carolina First Corporation will be held at 10:30 a.m., April 30, 1998, at the Gunter Theatre, Peace Center for the Performing Arts, Greenville, South Carolina.

SHAREHOLDER SERVICES
Shareholders seeking information regarding stock transfer, lost certificates, dividends and address changes should contact the Transfer Agent by calling 1-800-241-5568 or by writing: Reliance Trust Company, P.O. Box 48449, Atlanta, GA 30340-4099.

DIVIDEND
REINVESTMENT PLAN
Carolina First Corporation has a Dividend Reinvestment Plan which allows shareholders to purchase additional shares of common stock at a 5% discount by reinvesting their cash dividends. Participants in the Plan may also invest additional cash, up to a maximum of $10,000 per month, for purchase of common stock at market value. For more information, please fill out the card in the back of this report or call Investor Relations at (864) 255-4919.

DIRECT DEPOSIT
OF DIVIDENDS
Carolina First Corporation offers shareholders the convenience of direct deposit of dividend checks. Shareholders may elect to have their dividend payments automatically deposited into personal bank accounts on the same day dividends are paid. For more information, please fill out the card in the back of this report or call the Transfer Agent at 1-800-241-5568.

INVESTOR RELATIONS
Analysts, investors and others seeking financial information should contact:
Mary M. Gentry, Treasurer
Carolina First Corporation
P.O. Box 1029, Greenville, SC  29602
(864) 255-4919
     Information about Carolina First Corporation is available on the Internet at: http://www.carolinafirst.com
     A copy of the Carolina First Corporation Annual Report to the Securities and Exchange Commission on Form 10-K is available at no charge to shareholders by contacting Investor Relations.


Quarterly Common Stock Summary




                                                     1997                                                 1996
                                  4Q           3Q            2Q            1Q           4Q           3Q           2Q          1Q
 ...................................................................................................................................
Stock price ranges: (1)
  High                            $25.25       $22.13        $16.50        $18.50       $16.67      $17.08      $19.58       $20.52
 .........................
  Low                              18.50        14.63         14.75         15.25        14.38       12.92       13.96        13.54
 .........................
  Close                            21.50        21.88         14.75         15.50        16.15       15.52       14.58        17.92
 .........................
Dividend declared (1)               0.08         0.07          0.07          0.07         0.07        0.06        0.06         0.06
 .........................
Volume traded                  4,743,947    4,354,117     1,850,055     2,104,502    2,608,122   2,989,958   5,341,541    5,162,038
 .........................
Shares outstanding            15,659,338   12,150,453    11,379,286    11,355,443   11,225,568   9,331,598   9,264,199    9,224,149
 .........................


(1) Share data have been restated to reflect the six-for-five split declared 12/18/96.

        CAROLINA FIRST CORPORATION      48    1997 ANNUAL REPORT

To help us mail more efficiently,
and to help you invest more
efficiently, please fill out and
return the attached cards.

Thank you.



Duplicate Mailing/Change of Address Notification

If you would like to eliminate duplicate mailings, or change the address at which you receive shareholders mailings, please check the appropriate item below and complete the following information.

[ ]  Eliminate duplicate mailings             [ ]  Address change


Name
 ................................................................................
Company Name
 ................................................................................
Address
 ................................................................................
City                                                 State             Zip
 ................................................................................
Signature
 ................................................................................
(Please sign this card if you are changing your address.)



Shareholder Services -- Dividend Plans

Carolina First Corporation offers shareholders convenient plans to automatically reinvest dividend payments or to automatically deposit dividend payments into personal bank accounts. For more information on these plans, please check the appropriate item below and complete the following information.

[ ] Dividend Reinvestment Plan (This information is not an offer to sell or the solicitation of an offer to buy. The offering is made only by means of the Prospectus, which will be mailed upon receipt of this card.)

[ ]  Direct Deposit of Dividends

Name
 ................................................................................
Company Name
 ................................................................................
Address
 ................................................................................
City                                                 State             Zip
 ................................................................................

                                                              --------------
                                                                 NO POSTAGE
                                                                NECESSARY IF
                                                               MAILED IN THE
                                                               UNITED STATES
                                                              --------------

---------------------------------------------------------
                     BUSINESS REPLY MAIL
  FIRST CLASS MAIL      PERMIT NO. 57      GREENVILLE, SC
---------------------------------------------------------
Postage to be paid by addressee


Carolina First Bank
Investor Relations Department
Post Office Box 1029
Greenville, SC 29602-97777




                                                            ---------------
                                                               NO POSTAGE
                                                              NECESSARY IF
                                                             MAILED IN THE
                                                             UNITED STATES
                                                            ---------------


---------------------------------------------------------
                    BUSINESS REPLY MAIL
  FIRST CLASS MAIL      PERMIT NO. 57      GREENVILLE, SC
---------------------------------------------------------
Postage to be paid by addressee


Reliance Trust Company
Post Office Box 48449
Atlanta, Georgia  30340-4099

                                     (logo)
                                 CAROLINA FIRST
                    The bank that puts South Carolina first.

            102 South Main Street, Greenville, South Carolina 29601
                 1-800-951-2699 o http://www.carolinafirst.com